     As filed with the Securities and Exchange Commission on June 24, 1996
                                                    Registration No. 333-_______
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                           _______________________

                             MEDI-JECT CORPORATION
            (Exact name of registrant as specified in its charter)

                           _______________________

              MINNESOTA                               3841                             41-1350192
    (State or other jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
    incorporation or organization)          Classification Code Number)          Identification Number)

                              1840 BERKSHIRE LANE
                         MINNEAPOLIS, MINNESOTA 55441
                                (612) 553-1102
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              FRANKLIN PASS, M.D.
                             MEDI-JECT CORPORATION
                              1840 BERKSHIRE LANE
                         MINNEAPOLIS, MINNESOTA 55441
                                (612) 553-1102
                    (Name, address, including zip code, and
         telephone number, including area code, of agent for service)

                           _______________________
                                  Copies to:
      J. Andrew Herring                            Joel I. Papernik
         Amy E. Lange               Squadron, Ellenoff, Plesent & Sheinfeld, LLP
     Dorsey & Whitney LLP                            551 Fifth Avenue
    220 South Sixth Street                       New York, New York 10176
 Minneapolis, Minnesota 55402-1498                     (212) 661-6500
         (612) 340-2600
                           _______________________


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                           _______________________

                                                CALCULATION OF REGISTRATION FEE
=========================================================================================================================
                                                                   Proposed            Proposed
            Title of each                  Proposed                 maximum             maximum          Amount of
         class of securities             Amount to be            offering price        aggregate        registration
          to be registered               registered(1)            per unit(2)       offering price(2)        fee
- -------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......     2,530,000 shares             $10.00             $25,300,000         $8,725
=========================================================================================================================

(1) Including 330,000 shares of Common Stock issuable upon exercise of an option which the Underwriters may purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457.

                           _______________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                             MEDI-JECT CORPORATION
                              ___________________

                             CROSS REFERENCE SHEET

         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

  ITEM NUMBER AND HEADING
  IN FORM S-1 REGISTRATION STATEMENT                                         LOCATION IN PROSPECTUS
  ----------------------------------                             ---------------------------------------
  1.   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus.................   Outside Front Cover Page; Inside Front
                                                                 Cover Page
  2.   Inside Front and Outside Back Cover Pages of
       Prospectus.............................................   Inside Front Cover Page; Additional
                                                                 Information; Outside Back Cover Page
  3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges.....................   Cover Page; Prospectus Summary; Risk
                                                                 Factors

  4.   Use of Proceeds........................................   Prospectus Summary; Use of Proceeds

  5.   Determination of Offering Price........................   Underwriting

  6.   Dilution...............................................   Dilution

  7.   Selling Security Holders...............................   Not Applicable

  8.   Plan of Distribution...................................   Cover Page and Inside Front Cover
                                                                 Page; Underwriting; Outside Back
                                                                 Cover Page

   9.  Description of Securities to be Registered.............   Dividend Policy; Capitalization;
                                                                 Description of Capital Stock; Shares
                                                                 Eligible for Future Sale

   10. Interests of Named Experts and Counsel.................   Legal Matters; Experts

   11. Information with Respect to Registrant.................   Cover Page and Inside Front Cover
                                                                 Page; Prospectus Summary; Risk
                                                                 Factors; Use of Proceeds; Dividend
                                                                 Policy; Capitalization; Dilution; Selected
                                                                 Financial Data; Management's Discussion and
                                                                 Analysis of Financial Condition and Results of
                                                                 Operations; Business; Management;
                                                                 Certain Transactions; Principal Shareholders;
                                                                 Description of Capital Stock; Shares Eligible
                                                                 for Future Sale; Financial Statements; Outside Back
                                                                 Cover Page

   12. Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities.........   Not Applicable

                  SUBJECT TO COMPLETION, DATED        , 1996

                               2,200,000 SHARES

                               [MEDI-JECT LOGO]

                                 COMMON STOCK


     All of the 2,200,000 shares of Common Stock offered hereby are being offered by Medi-Ject Corporation ("Medi-Ject" or the "Company").

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "MEDJ."

     FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 6 AND "DILUTION" ON PAGE 16.
                             ____________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================
                                         UNDERWRITING
                           PRICE TO     DISCOUNTS AND      PROCEEDS TO
                            PUBLIC     COMMISSIONS (1)     COMPANY (2)
- ---------------------------------------------------------------------------
Per Share................   $             $                 $
- ---------------------------------------------------------------------------
Total (3)................  $            $                  $
===========================================================================

(1) Excludes five-year warrants to purchase 220,000 shares of Common Stock at an exercise price equal to 120% of the initial public offering price, to be issued to the Representatives at closing for nominal consideration. The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting offering expenses estimated to be $     payable by the
     Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
     be $       , $ and $       , respectively. See "Underwriting."

                             ____________________

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw,
     Inc., New York, New York, on or about     , 1996.

                             ____________________

     RODMAN & RENSHAW, INC.                       R. J. STEICHEN & COMPANY


               The date of this Prospectus is       , 1996

                              Inside Front Cover


     The Medi-Jector system is a hand-held, spring-powered device that injects drugs from a drug-containing front-end chamber through the skin without a needle as a narrow, high pressure stream of liquid approximately 7/1000ths of an inch in diameter.

                                MEDI-JECTOR VI

                       [Picture of Medi-Jector system.]

                                MEDI-JECTOR VIB

                       [Picture of Medi-Jector system.]

                             PEN-LIKE MEDI-JECTOR

             [Artist's rendering of pen-like Medi-Jector system.]


     The picture above is an artist's rendering of the Company's future generation pen-like Medi-Jector system. Although this picture shows current plans for this system, the design has not yet been finalized. The actual system, when and if finally developed, could differ from the Company's current plans. There can be no assurance that this system will be commercially introduced, or that the resulting system will have an appearance similar to that depicted above.










     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Medi-Jector(R) is a registered trademark of the Company. This Prospectus also includes trade names, trademarks and registered trademarks of companies other than the Company.

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial and share information set forth in this Prospectus (i) has been adjusted to reflect the conversion of all outstanding Convertible Preferred Stock into Common Stock upon the effectiveness or the closing of this offering, (ii) reflects a 1-for-1.313 reverse stock split of the Common Stock to be effected on July 10, 1996, (iii) assumes an initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this Prospectus, and (iv) assumes no exercise of the Underwriters' over-allotment option. Unless the context requires otherwise, all references in this Prospectus to "Medi-Ject" or the "Company" refer to Medi-Ject Corporation. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors," which investors should consider carefully.

                                  THE COMPANY

     Medi-Ject is a drug delivery company focused on developing, manufacturing and marketing needle-free injection systems for the self-administration of a wide range of parenteral (injectable) drugs. The Company's product, the Medi-Jector system, is a hand-held, spring-powered device that injects drugs from a drug-containing front-end chamber through the skin without a needle as a narrow, high pressure stream of liquid approximately 7/1000ths of an inch in diameter. The Medi-Jector system eliminates the need to pierce the skin with a hypodermic needle and therefore is perceived by many people to be less threatening than injection with a needle. Today's Medi-Jector systems are smaller, easier to use, less expensive and more comfortable than previous needle-free injection systems. The Company believes that the key to widespread market acceptance of its needle-free injection systems depends upon continued improvements in these areas.

     The Company believes that needle-free injection systems will benefit individuals who require self-injection by (i) eliminating the need to pierce themselves with needles for each injection, which should lead to an increased willingness to comply with a prescribed injection regimen and consequently reduce health complications, (ii) providing the ability to inject themselves discreetly and (iii) eliminating the need for special disposal of used needles. In addition, healthcare industry providers and payors may benefit from the decrease in long-term costs of patient care which may result from improved patient compliance. Furthermore, pharmaceutical companies may benefit from an increased ability to differentiate their products in the marketplace and improved patient compliance, both of which may lead to increased sales and larger market share.

     The Company has entered into licensing and development agreements with multi-national pharmaceutical and medical device companies covering the design and manufacture of customized injection systems for specific drug therapies. In addition to agreements with pharmaceutical companies, including those with Ferring NV, JCR Pharmaceuticals Co., Ltd., Bio-Technology General Corporation, Schwarz Pharma AG and GeneMedicine, Inc., the Company has entered into a strategic alliance with Becton Dickinson and Company ("Becton Dickinson"). The goal of this alliance is the joint development and commercialization of new, less expensive and more user friendly injectors which embody proprietary, advanced technology. The Company will design and manufacture the injectors, and Becton Dickinson will design and manufacture the consumable components for the systems. Becton Dickinson has the right to market the injectors and the consumable components worldwide for use initially with insulin and potentially with other drugs. Medi-Ject and Becton Dickinson will collaborate on the development and manufacture of customized versions of the system and share revenues from sales of injectors and consumables to pharmaceutical companies and any revenue generated from licensing milestone payments, development fees and royalties.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

     The Company's focus is on the market for the delivery of self-administered parenteral drugs, the largest, most developed portion of which consists of the delivery of insulin. In the United States, over 3.2 million people inject insulin for the treatment of diabetes, resulting in an estimated 2.3 billion injections annually, and the Company believes that the number of insulin injections will increase with time as the result of new diabetes management approaches which recommend more frequent use. Other parenteral drugs that are self-administered and may be suitable for injection with the Medi-Jector system include therapies for the treatment of multiple sclerosis, migraine headache, growth retardation, impotence, female infertility, AIDS and hepatitis. The Company also believes that more existing parenteral drugs will be self-administered in the future and that additional parenteral drugs that are under development will be deemed appropriate for self-administration.

     The Company's goal is to establish its needle-free injectors as the drug delivery method of choice for the self-administration of a wide range of parenteral drugs. The Company's strategic plan for accomplishing this goal consists of (i) developing improved proprietary injection systems, (ii) generating an income stream from consumable components, (iii) collaborating with pharmaceutical and medical device manufacturers to leverage off of their marketing capabilities and (iv) focusing on delivery systems for high-priced pharmaceuticals.

     The Company's offices are located at 1840 Berkshire Lane, Minneapolis, Minnesota 55441, and its telephone number is (612) 553-1102. The Company was incorporated in Minnesota in 1979.

                                 THE OFFERING

Common Stock Offered by the Company.....................    2,200,000 shares

Common Stock to be Outstanding After the Offering.......    6,925,633 shares (1)

Use of Proceeds.......................................  For capital expenditures, primarily
                                                        the improvement of the
                                                        Company's manufacturing
                                                        and assembly capability;
                                                        market development
                                                        activities; research and
                                                        development; and working
                                                        capital and other
                                                        general corporate
                                                        purposes.

Proposed Nasdaq National Market Symbol.................    "MEDJ"

______________

(1) Excludes 2,966,810 shares consisting of (i) 481,690 shares issuable upon exercise of outstanding options granted under the Company's 1993 Stock Option Plan and (ii) 2,485,120 shares issuable upon exercise of outstanding options and warrants granted to third parties. See "Description of Capital Stock."

- --------------------------------------------------------------------------------
                                       4

- --------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         THREE MONTHS
                                                                              ENDED
                                         YEAR ENDED DECEMBER 31,              MARCH 31,
                                      ------------------------------   ----------------------
                                        1993   1994          1995         1995        1996
                                      ------- ---------- -----------   ----------------------
STATEMENT OF OPERATIONS DATA:
 Sales..............................  $1,058   $ 1,518      $ 1,654        $  447     $  444
 Licensing and product development..     125       470          921            95        325
                                      ------   -------      -------        ------     ------
   Revenues.........................   1,183     1,988        2,575           542        769
                                      ------   -------      -------        ------     ------

 Cost of sales......................     409       631        1,049           231        292
 Research and development...........     146       401        1,195           269        450
 General and administrative.........     615       868          978           331        389
 Sales and marketing................     485     1,128        1,146           241        213
                                      ------   -------      -------        ------     ------
   Operating expenses...............   1,655     3,028        4,368         1,072      1,344
                                      ------   -------      -------        ------     ------

 Net operating loss.................    (472)   (1,040)      (1,793)         (530)      (575)

 Net other income (expense).........     (28)      (26)         (89)          (10)        22
                                      ------   -------      -------        ------     ------

 Net loss...........................  $ (500)  $(1,066)     $(1,882)       $ (540)    $ (553)
                                      ======   =======      =======        ======     =======

 Pro forma net loss per common
   share (1)........................                        $ (0.36)                  $(0.09)
                                                            =======                   ======
 Pro forma weighted average
   shares outstanding (1) common....                          5,180                    6,353



                                                                      AT MARCH 31, 1996
                                                                 ----------------------------
                                                                 ACTUAL       AS ADJUSTED(2)
                                                                 ------      ----------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................      $  2,811        $  20,801
  Working capital...........................................         2,454           20,444
  Total assets..............................................         4,331           22,321
  Accumulated deficit.......................................        (9,855)          (9,855)
  Total shareholders' equity (3)............................         3,179           21,169

________________

(1)  Computed on the basis described in Note 1 of Notes to Financial Statements.
(2) Adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 2,200,000 shares at an assumed public offering price of $9.00 per share and the application of such proceeds. See "Use of Proceeds" and "Capitalization."
(3) Reflects the conversion of all outstanding Convertible Preferred Stock into Common Stock, described in Note 13 of Notes to Financial Statements.

- --------------------------------------------------------------------------------
                                       5

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk and immediate and substantial dilution. In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other matters, the following risk factors, as well as the other information contained in this Prospectus.

UNCERTAINTY OF MARKET ACCEPTANCE; LIMITED CURRENT MARKET FOR NEEDLE-FREE INJECTION SYSTEMS

     The Company's success will depend upon increasing market acceptance of its needle-free injection systems as an alternative to needle injections. During the approximately 15 years since their initial commercial introduction, the Company's needle-free injection systems have had only limited success competing with traditional needles and syringes because, the Company believes, of the size, cost and complexity of use and maintenance of the Company's injectors and the relatively small number of parenteral drugs that have been self-administered. In order to increase market acceptance, the Company believes that it must successfully develop improvements in the design and functionality of future needle-free injection systems that will reduce their cost and increase their appeal to users, thereby making these systems desirable despite their premium cost over traditional disposable needles and syringes. Projected improvements in functionality and design may not adequately address the actual or perceived complexity of using the Company's needle-free injection systems or adequately reduce their cost. In addition, the Company believes that its future success is dependent upon its ability to enter into additional collaborative agreements with drug and medical device manufacturers for the use of its needle-free injection systems with new and existing parenteral drugs. There can be no assurance that the Company will be successful in these efforts or that its needle-free injection systems will ever gain sufficient market acceptance to sustain profitable operations. See "Business--Strategy," "--Target Markets" and "--Products and Technology."

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company has had a history of operating losses and, at March 31, 1996, had an accumulated shareholders' deficit of approximately $9.9 million. Net losses for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996 were $500,319, $1,066,462, $1,882,459 and $553,015, respectively. The Company expects to continue to incur net losses at least through 1997, as it introduces new and improved needle-free injection systems while undertaking research and development, regulatory approval and commercial introduction activities related to new uses for its needle-free injection systems. There can be no assurance that the Company will achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH DEVELOPING IMPROVED SYSTEMS AND NEW USES

     The Company believes that its future success is in part dependent upon the development and commercial introduction of needle-free injection systems that incorporate improvements in design and functionality to reduce their cost and increase their appeal to users. In the United States, Japan and certain European countries, the Company's needle-free Medi-Jector system has been approved only for the injection of insulin and human growth hormone. The Company's future success depends to a significant degree on its ability to obtain regulatory approval for and commercialize the use of its needle-free injection systems for other parenteral drugs. However, the Company has not yet completed research and development work or obtained regulatory approval for such improved systems or for use with any drugs other than insulin and human growth hormone. There can be no assurance that any development work will ultimately be successful or that unforeseen difficulties will not occur in research and development, clinical testing, regulatory submissions and approval, product manufacturing and commercial scale up, marketing, or product distribution related to any such improved systems or new uses. Any such occurrence could materially delay the commercialization of such improved systems or new uses or prevent their market introduction entirely. See "--Government Regulations" and "Business."

RISKS OF RELATIONSHIP WITH BECTON DICKINSON AND COMPANY

     The Company's ability to introduce improved and less expensive needle-free injection systems will depend in part on the success of its collaborative effort with Becton Dickinson to develop a smaller needle-free injector with a disposable, single-use front-end chamber. This effort is governed by the terms of a Development and License Agreement between the Company and Becton Dickinson (the "Becton Dickinson Agreement"), under which the Company is responsible for developing the injector body and Becton Dickinson is responsible for developing the front-end chamber for the system. Until January 1, 1999, Becton Dickinson may terminate the Becton Dickinson Agreement without cause by providing six months' written notice and after January 1, 1999, by providing 12 months' written notice. Since the Company expects that the majority of the funding for its development efforts on the new, smaller injector will be derived from payments to be made by Becton Dickinson under the Becton Dickinson Agreement and since responsibility for developing the front-end chamber lies with Becton Dickinson, any termination of the Becton Dickinson Agreement would adversely affect the timing and the likelihood of ultimate success of these development efforts. In addition, under the Becton Dickinson Agreement, Medi-Ject granted Becton Dickinson the exclusive, worldwide right to sell a proposed new injector for use with insulin and any other injector that is not designed or calibrated for use with a specific drug made by a specific drug company and that is intended to be distributed primarily through pharmacies for non-professional use. These exclusive rights will continue for a period of at least five years from the date of the United States Food and Drug Administration (the "FDA") marketing clearance of each such injector, and for a longer period if Becton Dickinson meets certain minimum sales goals set in the Becton Dickinson Agreement. During such period, the Company will not have the right to sell any such injector independently. In addition to the systems to be sold by Becton Dickinson, the Company and Becton Dickinson expect to enter into agreements with third-party pharmaceutical companies, including development, supply and license agreements, governing the development and commercial sale of needle-free injection systems for use only with such third-party pharmaceutical company's version of a specific drug. Furthermore, prior to developing a system for use with any specific drug, the Company and Becton Dickinson must mutually agree on whether or not such system will be of the type covered by Becton Dickinson's exclusive sales rights. There can be no assurance that any such agreements will be entered into or that the terms of any such agreements will be advantageous to the Company. See "Business--Collaborative Agreements" and "--Products and Technology."

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The Company believes that the introduction and broad acceptance of its systems is in part dependent upon the success of its current and any future development and licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture or use of the Medi-Jector system with specific parenteral drug therapies. The Company anticipates, consistent with past practice, that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the Medi-Jector system with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the systems for these drug therapies either worldwide or in specific territories. There can be no assurance that the Company will be successful in executing additional agreements with pharmaceutical or medical device firms or that existing or future agreements will result in the sale of the Company's needle-free injection systems. As a result of these arrangements, the Company is dependent upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources such pharmaceutical and medical device companies devote to these efforts are not within the control of the Company, and such pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely affect the Company's future financial condition and results of operations. In addition, factors that adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of FDA or other approvals and intellectual property litigation (such as that surrounding Bio-

Technology General Corporation's human growth hormone, which has delayed the introduction of the use of the Medi-Jector system with human growth hormone in the United States), will also negatively affect the Company's sales of Medi-Jector systems for those uses. See "Business--Target Markets," "--Collaborative Agreements," "--Products and Technology" and "--Marketing."

DEPENDENCE ON THIRD-PARTY DEVELOPMENT EFFORTS

     The Company relies heavily on outside consultants for its technology development and engineering work, and the Company's ability to introduce new systems and improvements to its existing systems is dependent on their efforts. There can be no assurance that the Company's current consultants will produce the necessary work product in a timely fashion or at all, or that the Company could find suitable replacements if the services of such consultants were to become unavailable. "Business--Products and Technology."

COMPETITION; RISK OF TECHNOLOGICAL OBSOLESCENCE

     In addition to competition from traditional hypodermic needles and syringes (including syringes with hidden and sheathed needles), the Company's needle-free injection systems also compete with other needle-free injection devices. Currently, competition in the needle-free injection market is limited to small companies with modest financial and other resources, but the barriers to entry are currently low and additional competitors may enter the needle-free injection systems market, including companies with substantially greater resources and experience than the Company. There can be no assurance that the Company will be able to compete effectively against its current or potential competitors in the needle-free injection market, or that such competitors will not succeed in developing or marketing products that will be more accepted in such market. Competition in this market could also force the Company to reduce the prices of its systems below currently planned levels, thereby adversely affecting the Company's revenues and future profitability.

     In general, injection is used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (such as insulin and human growth hormone) that cannot currently be delivered transdermally, orally or pulmonarily. Many companies, both large and small (including Becton Dickinson), are engaged in research and development efforts on novel techniques aimed at delivering such drugs without injection. The successful development and commercial introduction of such a non-injection technique would likely have a material adverse effect on the Company's business, financial condition, results of operations and general prospects. See "Business--Competition."

LIMITED MANUFACTURING EXPERIENCE; RISKS ASSOCIATED WITH NEW MATERIALS, NEW ASSEMBLY PROCEDURES AND INCREASED PRODUCTION LEVELS

     The Company's past assembly, testing and manufacturing experience has related primarily to the assembly of products from machined stainless steel and composite plastic components in limited quantities. The Company's planned future needle-free injection systems necessitate significant changes and additions to the Company's manufacturing and assembly process to accommodate new plastic components and a new injection power source. These systems must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining quality and acceptable manufacturing costs. In addition, the Company's plans call for significantly increased levels of production and a shift to performing more manufacturing functions internally rather than relying on third-party suppliers, which will require the Company to expand beyond its current facilities. In the course of these changes and additions to its manufacturing and production methods, the Company may encounter difficulties, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, existing and new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. There can be no assurance that the Company will be able successfully to plan for production and manufacture of the Company's future needle-free injection systems. Any failure to do so would negatively impact the Company's business, financial condition and results of operations. See "Business--Manufacturing."

GOVERNMENT REGULATIONS

     Government regulation in the United States and certain foreign countries is a significant factor in the Company's business. In the United States, the FDA has principal jurisdiction over products that are used for human injection. Certain clearances are required from the FDA before medical devices, such as the Company's needle-free injection systems and their use with new drug therapies, can be marketed. The FDA regulatory process in the United States may delay the marketing of new systems for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that the Company will be able to obtain clearance of any future Company systems or any expanded uses of current or future Company systems in a timely manner or at all. In addition, even if obtained, FDA clearances are subject to continual review, and if the FDA believes that the Company is not in compliance with applicable requirements, it can institute proceedings to detain or seize the Company's systems, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also suspend or withdraw market approval for the Company's systems or require the Company to repair, replace or refund the cost of any system manufactured or distributed by the Company. The Company must also demonstrate compliance with current Good Manufacturing Practices regarding quality control and manufacturing procedures. Compliance with these requirements requires the Company to expend time, resources and effort in the areas of production and quality control for itself and for its contract manufacturers. If violations of the applicable regulations are noted during FDA inspections, the continued marketing of any systems manufactured by the Company may be halted or adversely affected.

     Sales of medical devices outside the United States are subject to United States export requirements and foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries. See "Business--Government Regulation" and "--Manufacturing."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company anticipates that the proceeds of this offering, together with cash on hand, interest expected to be earned thereon and anticipated revenues will be sufficient to finance the Company's operations at least through 1997, although there can be no assurance that additional capital will not be required sooner. In order to meet its needs beyond this period, the Company may be required to raise additional funds through public or private financings. Such financings may not be available when needed on terms acceptable to the Company or at all. Moreover, any additional equity financings may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. An inability to raise such funds when needed might require the Company to delay, scale back or eliminate some or all of its planned system enhancements, market expansion and research and development activities, and might require the Company to cease operations entirely. In such event, all expenditures to date as well as expenditures from the proceeds of this offering might not be recoverable. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON PROPRIETARY TECHNOLOGY RIGHTS

     The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. In appropriate circumstances, the Company may apply for patent protection for uses, processes, products and systems that it develops. The Company currently owns two United States patents and one United States design patent and has filed eight United States patent applications, one Taiwanese patent application and one Patent Cooperation Treaty application. There can be no assurance that any of the Company's current or future patent applications will result in issued patents, that the scope of any current or future patents will prevent competitors from introducing competitive products or that any of the Company's current or future patents would be held valid or enforceable if challenged. Patenting medical devices involves complex legal and factual questions and there is no consistent policy regarding the breadth of claims which issue pertaining to such technologies; the ultimate scope and validity of patents issued to the Company or to its competitors are thus unknown.

     In addition to patents, the Company intends to rely upon unpatented trade secrets and know-how and on the expertise of its employees. Although the Company believes that it has in the past taken, and intends in the future to take, appropriate steps to protect its unpatented proprietary rights, including requiring that all of its employees and any third parties granted access to the Company's proprietary technology enter into confidentiality agreements with the Company, there can be no assurance that these measures will be sufficient to protect the Company's rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and the Company may in the future be required to defend its intellectual property rights against infringement, duplication and discovery by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by consultants or under research or development agreements with pharmaceutical companies, or with respect to the ownership of technology developed by employees who were previously employed by other companies. Any such disputes or related litigation could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products and Technology" and "--Patents."

RISKS ASSOCIATED WITH THIRD-PARTY REIMBURSEMENT OF END USERS

     Sales of the Company's current and proposed systems in certain markets are dependent in part on the availability of adequate reimbursement from third-party healthcare payors. Currently, insurance companies and other third-party payors reimburse the cost of needle-free injectors on a case-by-case basis and may refuse reimbursement if they do not perceive benefits to their use in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage of the cost of needle-free injections. In addition, there can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve or maintain market acceptance of its systems or maintain price levels sufficient to realize profitable operations. Furthermore, there is a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. Any such trend could negatively impact the market for the Company's needle-free injection systems.

DEPENDENCE ON SINGLE SOURCE SUPPLIERS

     The systems currently sold by the Company contain a number of customized steel components manufactured by third-party suppliers, and the most recently introduced model Medi-Jector system contains certain plastic components the molds for which are located at the facilities of the Company's plastics suppliers. In addition, certain of the Company's planned systems will contain plastic disposable front-end chambers which Becton Dickinson has the exclusive right to manufacture for the Company under the Becton Dickinson Agreement. Regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. In the event that the Company could not obtain adequate quantities of these components from its suppliers, there can be no assurance that the Company would be able to access alternative sources of such components within a reasonable period of time, on acceptable terms or at all. In particular, if the Company were required to change suppliers for its current plastic components, it would need either to move the necessary molds or to obtain new molds, either of which would entail significant delay. Similarly, if Becton Dickinson declined to supply the Company with disposable front-end chambers for its proposed systems, while the Company has the right to obtain a license to use Becton Dickinson's technology, it is unlikely that the Company could manufacture such components as inexpensively as Becton Dickinson. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on the Company's ability to manufacture and market its products. See "Business--Manufacturing."

PRODUCT LIABILITY AND INSURANCE

     The Company faces an inherent business risk of exposure to product liability claims in the event that an end user is adversely affected by use or misuse of its systems, and the Company has in the past experienced such claims. The Company currently carries a product liability insurance policy with an aggregate limit of $5,000,000. As the result either of adverse claim experience or of medical device or insurance industry trends, however, the Company may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against the Company. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, financial condition and operations. See "Business--Liability Insurance."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market in the Common Stock will develop or be sustained upon completion of this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the prices that will prevail in the public market. See "Underwriting."

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results may vary significantly from quarter to quarter, in part because of changes in consumer buying patterns, aggressive competition, the timing of the recognition of licensing or development fee payments and the timing of, and costs related to, any future system or new drug use introductions. The Company's operating results for any particular quarter are not necessarily indicative of any future results. The uncertainties associated with the introduction of any new system or drug use and with general market trends may limit management's ability to forecast short-term results of operations accurately. Fluctuations caused by variations in quarterly operating results or the Company's failure to meet analysts' projections or public expectations as to results may adversely affect the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE STOCK PRICE VOLATILITY

     The trading prices of the Company's Common Stock could be subject to wide fluctuations in response to events or factors, many of which are beyond the Company's control. These could include, without limitation (i) quarter to quarter variations in the Company's operating results, (ii) announcements by the Company or its competitors regarding the results of regulatory approval filings, clinical trials or testing, (iii) developments or disputes concerning proprietary rights, (iv) technological innovations or new commercial products,
(v) material changes in the Company's collaborative arrangements and (vi) general conditions in the medical technology industry. Moreover, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many medical technology and device companies and which have often been unrelated to the operating performance of such companies.

RELIANCE ON KEY PERSONNEL

     The success of the Company is highly dependent, in part, on its ability to attract and retain highly qualified personnel, including senior management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining key personnel in the future. Any failure to do so could adversely affect the Company. See "Business--Employees."

CONTROL BY PRINCIPAL SHAREHOLDERS; ANTI-TAKEOVER PROVISIONS

     Upon completion of this offering, certain of the Company's officers, directors and principal shareholders will beneficially own in the aggregate approximately 6,078,841 shares of the Company's outstanding Common Stock (including shares subject to outstanding options and warrants). If these shareholders vote together as a group, they will be able to substantially influence the business and affairs of the Company, including the election of individuals to the Company's Board of Directors (the "Board of Directors"), and to otherwise affect the outcome of certain actions that require shareholder approval, including the adoption of amendments to the Company's articles of incorporation, and certain mergers, sales of assets and other business acquisitions or dispositions.

     Upon completion of this offering, the Company will have authorized 1,000,000 shares of undesignated preferred stock, $.01 par value, which may be issued by the Board of Directors on such terms, and with such rights, preferences and designations, as the Board of Directors may determine without further shareholder action. In addition, the Company is subject to certain provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in certain acquisitions and restrict certain business combinations. Some or all of the foregoing factors could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. See "Principal Shareholders," "Description of Capital Stock--Preferred Stock" and "--Anti-Takeover Provisions of the Minnesota Business Corporation Act."

POSSIBLE ADVERSE MARKET EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of significant amounts of Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. Of the 6,925,633 shares of Common Stock to be outstanding upon completion of this offering, the 2,200,000 shares offered hereby will be eligible for immediate sale in the public market without restriction unless they are held by "affiliates" of the Company within the meaning of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The remaining 4,725,633 shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Of these, an aggregate of 4,293,378 shares are owned by the Company's directors, officers and certain of its shareholders who, together with the Company, have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of Rodman & Renshaw, Inc. for a period of 180 days from the date of this Prospectus. Of the shares not subject to this agreement, 125,008 shares will be eligible for immediate sale without restriction pursuant to Rule 144(k) on the effective date of this offering, 381 shares will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, 90 days after the effective date of this offering, and 306,866 shares will become eligible for sale under Rule 144 after the expiration of the two-year holding periods from the dates of acquisition, which end between December 29, 1996 and May 31, 1998. Beginning on the 181st day after the date of this Prospectus, when the agreements not to sell shares expire, an additional 929,757 of the shares may become eligible for sale without restriction pursuant to Rule 144(k), an additional 1,850,526 of the shares will become eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, and the remaining 1,513,059 shares will become eligible for sale under Rule 144 after the expiration of the two-year holding periods from the dates of acquisition, which end between December 29, 1996 and February 28, 1998. In addition, certain shareholders and holders of warrants and options, who in the aggregate beneficially own 5,049,440 shares of Common Stock, have the right, subject to certain conditions, to include their shares in future registration statements relating to the Company's securities and to cause the Company to register for public sale certain Common Stock owned by them. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $5.99. Investors may also experience additional dilution as a result of the exercise of outstanding stock options and warrants. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered hereby are estimated to be approximately $18.0 million ($20.7 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and estimated offering expenses and assuming an initial public offering price of $9.00 per share.

     The Company anticipates that the net proceeds of this offering will be used to fund approximately (i) $6 million of capital expenditures, primarily in connection with the improvement of the Company's manufacturing and assembly capability, (ii) $5 million of market development activities, including increased customer service and support for the marketing efforts of pharmaceutical and medical device companies with which the Company has collaborative arrangements and (iii) $5 million of research and development dedicated to the development of improved needle-free injector systems.

     The balance of the net proceeds will be used for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds to acquire technologies, products or businesses compatible with the Company's existing business, although the Company has no current arrangements, commitments or understandings in this regard. These amounts are estimates, and the amount and timing of the expenditures for these purposes will depend upon numerous factors, including the status of the Company's product development efforts, the nature and timing of future licensing, development or other collaborative agreements, the timing of regulatory approvals, competition, manufacturing activities, market acceptance of the Company's products and other factors. The Company believes that the net proceeds from this offering, combined with cash on hand, interest expected to be earned thereon and anticipated revenues will be sufficient to meet its needs at least through 1997.

     Pending the use of the net proceeds, the Company plans to invest the funds in short-term, interest-bearing, investment grade securities.


                              DIVIDEND POLICY

     The Company has not paid any dividends since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that the Company will ever pay dividends. The payment of dividends, if any, in the future will be at the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1996: (i) on a pro forma basis giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock; and (ii) on a pro forma as adjusted basis to reflect the issuance and sale of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom.

                                                                              AT MARCH 31, 1996
                                                                   ---------------------------------------
                                                                                                PRO FORMA
                                                                   PRO FORMA                   AS ADJUSTED
                                                                   ---------                   -----------
                                                                                (IN THOUSANDS)
Long-term liabilities, less current maturities.................    $    95                      $    95

Shareholders' equity:

  Preferred stock, undesignated as to series, $.01 par value,
  1,000,000 shares authorized pro forma and pro forma as
  adjusted; no shares issued and outstanding pro forma or
  pro forma as adjusted........................................         --                           --

  Common Stock, $.01 par value, 17,000,000 shares
  authorized; 4,725,633 shares issued and outstanding
  pro forma; 6,925,633 shares issued and outstanding,
  pro forma as adjusted (1) (2)................................         47                           69

  Additional paid-in capital...................................     12,986                       30,954

  Accumulated deficit..........................................     (9,855)                      (9,855)
                                                                 ---------                    ---------

   Total shareholders' equity..................................      3,179                       21,169
                                                                 ---------                    ---------

     Total capitalization......................................    $ 3,274                      $21,264
                                                                 =========                    =========


___________________

(1) Excludes 2,966,810 shares consisting of (i) 481,690 shares issuable upon exercise of outstanding options granted under the Company's 1993 Stock Option Plan and (ii) 2,485,120 shares issuable upon exercise of outstanding options and warrants granted to third parties. See "Description of Capital Stock."

(2) Reflects the conversion of all outstanding Convertible Preferred Stock into Common Stock, described in Note 13 of Notes to Financial Statements.

                                   DILUTION

     The Company's pro forma net tangible book value as of March 31, 1996 was $2,882,949, or approximately $0.61 per share. Pro forma net tangible book value per share as of March 31, 1996, represents total assets, less intangible assets and total liabilities, divided by the number of shares outstanding, after giving effect to a subsequent 1-for-1.313 reverse stock split and the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock. Without taking into account any changes in such net tangible book value per share after March 31, 1996, other than to give effect to the sale of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the receipt of the net proceeds of such sale after deducting underwriting discounts and commissions and estimated expenses payable by the Company, the pro forma net tangible book value as of March 31, 1996 would have been $20,872,949, or $3.01 per share. This represents an immediate increase in net tangible book value of $2.40 per share to existing shareholders and an immediate dilution to new investors of $5.99 per share, or 66.6%. The following table sets forth this per share dilution:


 Assumed initial public offering price per share.................             $  9.00
 Pro forma net tangible book value per share at March 31, 1996...  $  0.61
 Increase per share attributable to new investors................     2.40
                                                                   -------
Pro forma net tangible book value per share at March 31, 1996,
   as adjusted...................................................                3.01
                                                                              -------
 Dilution in net tangible book value per share to new investors..             $  5.99
                                                                              =======

     If the Underwriters' over-allotment option is exercised in full, the net tangible book value per share of Common Stock after this offering would be $3.26 per share, which would result in dilution to new investors of $5.74 per share, or 63.8%.

     The following table summarizes, as of March 31, 1996, the differences between existing shareholders and new investors with respect to the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid (assuming an initial public offering price of $9.00 share).

                                SHARES PURCHASED         TOTAL CONSIDERATION    AVERAGE PRICE
                               ----------------------   ---------------------
                                NUMBER       PERCENT      AMOUNT      PERCENT    PER SHARE
                               --------    ---------    ----------  ---------  --------------
   Existing shareholders (1)..  4,725,633       68.2%    $13,033,465     39.7%      $2.76
   New investors..............  2,200,000       31.8      19,800,000     60.3       $9.00
                                ---------      -----     -----------    -----
    Total.....................  6,925,633      100.0%    $32,833,465    100.0%
                                =========      =====     ===========    =====

__________________

(1) Excludes 2,966,810 shares consisting of (i) 481,690 shares issuable upon exercise of outstanding options granted under the Company's 1993 Stock Option Plan and (ii) 2,485,120 shares issuable upon exercise of outstanding options and warrants granted to third parties.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected financial data of the Company are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1993, 1994 and 1995, and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and notes thereto. The statements of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from unaudited financial statements not included herein. The selected financial data as of and for the three months ended March 31, 1995 and 1996 have been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996.

                                                                                                                     Three Months
                                                                                                                         Ended
                                                                      Year Ended December 31,                          March 31,
                                                     -----------------------------------------------------        -----------------
                                                        1991     1992     1993          1994        1995           1995      1996
                                                     --------- -------  -------       -------      ------         ------    ------
STATEMENT OF OPERATIONS DATA:
 Sales.............................................  $ 1,067   $ 1,058  $ 1,058       $ 1,518      $ 1,654        $   447   $   444
 Licensing and product development.................       --        --      125           470          921             95       325
                                                     -------   -------  -------       -------      -------        -------   -------
  Revenues.........................................    1,067     1,058    1,183         1,988        2,575            542       769
                                                     -------   -------  -------       -------      -------        -------   -------

 Cost of sales.....................................      290       356      409           631        1,049            231       292
 Research and development..........................       --        --      146           401        1,195            269       450
 General and administrative........................      480       462      615           868          978            331       389
 Sales and marketing...............................      345       349      485         1,128        1,146            241       213
                                                     -------   -------  -------       -------      -------        -------   -------
  Operating expenses...............................    1,115     1,167    1,655         3,028        4,368          1,072     1,344
                                                     -------   -------  -------       -------      -------        -------   -------
 Net operating loss................................      (48)     (109)    (472)       (1,040)      (1,793)          (530)     (575)


 Net other income (expense)........................      (60)      (50)     (28)          (26)         (89)           (10)       22
                                                     --------   -------  -------       -------      -------        -------   -------

 Net loss..........................................  $  (108)  $  (159)  $ (500)      $(1,066)     $(1,882)       $  (540)  $  (553)
                                                     =======   ========  =======      =======      ========       ========  ========

 Pro forma net loss per common
  share (1)........................................                                                 $(0.36)                  $(0.09)
                                                                                                    =======                  =======
 Pro forma weighted average common
  shares outstanding (1)...........................                                                  5,180                    6,353

                                                                              At December 31,                         At March 31,
                                                       -----------------------------------------------------------
                                                           1991      1992         1993        1994         1995            1996
                                                       ----------- --------     --------     -------     --------     --------------
BALANCE SHEET DATA:
 Cash and cash equivalents...........................  $     170   $    55      $    649     $   646      $    36     $       2,811
 Working capital.....................................       (622)      (37)          197         108         (650)            2,454
 Total assets........................................        373       267           894       1,361        1,240             4,331
 Accumulated deficit.................................     (5,694)   (5,846)       (6,353)     (7,419)      (9,302)           (9,855)
 Total shareholders' equity (deficit)................       (548)     (329)          119         252          (74)            3,179

(1) Computed on the basis described in Note 1 of the Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Selected Financial Data and the financial statements and notes thereto included elsewhere in this Prospectus. This Prospectus, including the following discussion, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors."

GENERAL

     Medi-Ject Corporation designs, manufactures and markets needle-free injection systems. In 1993, the Company hired a new management team with the goal of revitalizing and redefining the Company's strategic direction. Since that time, product development efforts have increased, emphasizing reductions in the cost of the Company's systems to make them more competitive in the marketplace. In addition, marketing efforts have been focused on increasing sales in the domestic insulin market and on expanding the use of needle-free injection systems for parenteral drugs other than insulin. As part of this effort to encourage broader use of needle-free injection systems, the Company began entering into technology and product license agreements to sell the Medi-Jector system. The licensing and development income from these agreements has been used primarily to fund increased product development efforts. This development effort has resulted in a new generation of the Medi-Jector system, the Medi-Jector VI system, which incorporates molded plastic components rather than tooled steel components and was introduced in July 1995, and an innovative needle-free injection technology that is the subject of eight United States patent applications.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
  1995

     Revenues increased to approximately $769,000 in the first quarter of 1996 from approximately $542,000 in the first quarter of 1995, an increase of approximately 42%. This increase was primarily the result of increased licensing and product development fees. Sales of injectors, parts and repairs declined to approximately $444,000 in the first quarter of 1996 from approximately $447,000 in the first quarter of 1995, a decrease of approximately 1%. This decrease resulted from an unchanged number of injector sales (811 in each such period) an increased percentage of which were pharmacy wholesale sales made at a lower average price. The decrease was partially offset by an increase in sales of replacement parts and supplies. Licensing and product development fees increased to approximately $325,000 in the first quarter of 1996 from $95,000 in the first quarter of 1995, an increase of approximately 242%. The increase in fee income reflected both the execution of the Becton Dickinson Agreement in January 1996 and an increase in fee revenues from other ongoing development projects. The Company expects that licensing and product development fee income will tend to fluctuate on a quarter to quarter basis, depending on a number of factors, including the timing of the execution of new development and licensing agreements and the timing, nature and size of fee payments to be made under existing and new agreements. In addition, since the Company in general does not recognize project-based fee income until the related development work has been performed, quarterly results will fluctuate with the timing of the Company's research and development efforts.

     Cost of sales increased to approximately $292,000 in the first quarter of 1996 from approximately $231,000 in the first quarter of 1995, an increase of approximately 27%. The increase in cost of sales was due to an increase in per unit manufacturing costs and an increase in the number of replacement parts and supplies manufactured. The Company expects that per injector manufacturing costs will decrease as volumes increase.

     Research and development expenses increased to approximately $450,000 in the first quarter of 1996 from approximately $269,000 in the first quarter of 1995, an increase of approximately 67%. This increase was primarily attributable to research and development expenditures related to the Company's collaboration with Becton Dickinson, which is being funded in large part by Becton Dickinson under the Becton Dickinson Agreement.

     General and administrative expenses increased to approximately $389,000 in the first quarter of 1996 from approximately $331,000 in the first quarter of 1995, an increase of approximately 18%. The largest component of this increase was legal expenses related to the negotiation of the Becton Dickinson Agreement.

     Sales and marketing expenses declined to approximately $213,000 in the first quarter of 1996 from approximately $241,000 in the first quarter of 1995, a decrease of approximately 12%. This decrease was primarily the result of generally reduced spending on domestic sales activities.

     The Company had net interest income of approximately $14,000 in the first quarter of 1996 compared to net interest expense of approximately $10,000 in the first quarter of 1995. The change was the result of increased cash on hand following the sale of equity securities to Becton Dickinson in January 1996. In addition, the Company realized income of approximately $8,000 in the first quarter of 1996 from the sale of certain equipment.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues increased to approximately $2,575,000 in 1995 from approximately $1,988,000 in 1994, an increase of approximately 30%. This increase was primarily the result of a growth in licensing and product development fees. Sales of injectors, parts and repairs increased to approximately $1,654,000 in 1995 from approximately $1,518,000 in 1994, an increase of approximately 9%. This increase was attributable to an increase in the number of injectors sold, to 3,110 in 1995 from 2,636 in 1994, largely for use with human growth hormone. Licensing and product development fees increased to approximately $921,000 in 1995 from $470,000 in 1994, an increase of approximately 96%.
This increase was the result of the additional license and development agreements entered into during 1995 with Bio-Technology General Corporation, JCR Pharmaceuticals Co., Ltd. and GeneMedicine, Inc., and increased revenue earned under license and development agreements executed in prior periods.

     Cost of sales increased to approximately $1,049,000 in 1995 from approximately $631,000 in 1994, an increase of approximately 66%. This increase was due in large part to nonrecurring expenses associated with the commercial introduction of the Medi-Jector VI system.

     Research and development expenses increased to approximately $1,195,000 in 1995 from approximately $401,000 in 1994, an increase of approximately 198%. This increase was the result of an increased number of research and development projects at the Company.

     General and administrative expenses increased to approximately $978,000 in 1995 from approximately $868,000 in 1994, an increase of approximately 13%. This increase related primarily to increased salary and employee benefits expenses for a larger support staff.

     Sales and marketing expenses increased to approximately $1,146,000 in 1995 from approximately $1,128,000 in 1994, an increase of approximately 2%.

     Interest income remained relatively constant at approximately $16,000 in both 1995 and 1994. Interest and other expense increased to approximately $106,000 in 1995 from approximately $42,000 in 1994, an increase of approximately 152%. This increase was largely attributable to a non-cash expense in 1995 relating to certain modifications to the terms of an investor option agreement.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Revenues increased to approximately $1,988,000 in 1994 from approximately $1,183,000 in 1993, an increase of approximately 68%. Sales increased to approximately $1,518,000 in 1994 from approximately $1,058,000 in 1993, an increase of approximately 43%. This increase was the result of an increase in the number of injectors sold to 2,636 in 1994 from 1,399 in 1993, largely because the Company decreased the prices of its systems in the domestic insulin market and began to market its systems in Europe and Japan for use with human growth hormone. Product development and licensing fees increased to $470,000 in 1994 from $125,000 in 1993, an increase of approximately 276%. This increase was the result of the license and development agreement entered into during 1994 with Schwarz Pharma AG, and revenue under the Ferring NV license and development agreement entered into in 1993.

     Cost of sales increased to approximately $631,000 in 1994 from approximately $409,000 in 1993, an increase of approximately 54%. This increase was driven primarily by the increase in the number of units produced.

     Research and development expense increased to approximately $401,000 in 1994 from approximately $146,000 in 1993, an increase of approximately 175%. This increase was the result of increased research and development work related to the Medi-Jector VI system (which was introduced in 1995) and to other systems.

     General and administrative expenses increased to approximately $868,000 in 1994 from approximately $615,000 in 1993, an increase of approximately 41%. This increase was attributable primarily to the hiring of additional management and support personnel and increased rent expenses.

     Sales and marketing expenses increased to approximately $1,128,000 in 1994 from approximately $485,000 in 1993, an increase of approximately 133%. This increase was driven by increased advertising expenditures, the addition of new sales and marketing personnel and an increase generally in marketing-related expenditures.

     Interest income increased to approximately $16,000 in 1994 from approximately $3,000 in 1993, an increase of approximately 433%, as a result of higher average cash balances resulting from private equity financings completed during the year. Interest and other expense increased to approximately $42,000 in 1994 from approximately $30,000 in 1993, an increase of approximately 40%, as a result of debt financings completed in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations through private sales of equity and debt securities, loans, revenues from product sales and licensing and development fees. From September 1993 through the first quarter of 1996, the Company realized net proceeds of approximately $7.6 million from private sales of its equity securities. Among other things, these funds were used to increase sales and marketing and research and development efforts. In January 1996, the Company received gross proceeds of approximately $3.1 million from a private sale to Becton Dickinson of shares of convertible preferred stock
(which will convert into 761,615 shares of Common Stock upon the closing of this offering), options to purchase additional shares of convertible preferred stock (which will convert into an option to purchase 380,808 shares of Common Stock at an exercise price of $4.60 per share and which will terminate upon the closing of this offering unless exercised prior to such time) and warrants to purchase additional shares of convertible preferred stock (which will convert into warrants to purchase 1,904,037 shares of Common Stock at $5.91 per share). The Company intends to use these funds, together with monthly contract development income from Becton Dickinson and from pharmaceutical company licensees, for the development of the proposed smaller injector and for the addition of new drug therapies. See "Business--Products and Technology" and "Certain Transactions."

     The Company's long term capital requirements will depend on numerous factors, including the status of the Company's collaborative arrangements, the progress of the Company's research and development programs and the receipt of revenues from the sales of the Company's products. Cash and cash equivalents were $2.8 million at March 31, 1996. The Company believes that the net proceeds to the Company from this offering, combined with cash on hand, interest expect to be earned thereon and anticipated revenues, will meet its needs at least through 1997. In order to meet its needs beyond this period, the Company may be required to raise additional funds through public or private financings, including equity financings.

     The Company has not generated taxable income through March 31, 1996, and at such date it had an accumulated deficit of approximately $9.9 million.

INCOME TAX LOSS CARRYFORWARDS

     At March 31, 1996, the Company had approximately $9.5 million of net operating loss carryforwards that may be available to offset future taxable income for federal income tax purposes. These net operating loss carryforwards begin to expire in 1996. In addition to its net operating loss carryforwards, at March 31, 1996, the Company had approximately $117,000 in research and development tax credit carryforwards which begin to expire in 1997.

     Under Section 382 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, a change in ownership of greater than 50% of a company within a three-year period can result in an annual limitation on such company's ability to utilize net operating loss carryforwards from tax periods prior to the change in ownership. The annual limitation may be increased for any built-in gains recognized within five years of the date of the change in ownership. The Company's January 1996 sale of capital stock to Becton
Dickinson resulted in a "change in ownership" of the Company, and future utilization of the Company's net operating loss carryforwards will be limited to approximately $1.1 million per year. If the Company were to undergo a further "change in ownership," this limitation might be changed. As a result of the annual limitation, a portion of the Company's carryforwards may expire before ultimately becoming available to reduce potential federal income tax liabilities. See "Certain Transactions."

                                    BUSINESS

OVERVIEW

     Medi-Ject is a drug delivery company focused on developing, manufacturing and marketing needle-free injection systems for the self-administration of a wide range of parenteral (injectable) drugs. The Company's product, the Medi-Jector system, is a hand-held, spring-powered device that injects drugs from a drug-containing front-end chamber through the skin without a needle as a narrow, high pressure stream of liquid approximately 7/1000ths of an inch in diameter. The Medi-Jector system eliminates the need to pierce the skin with a hypodermic needle and therefore is perceived by many people to be less threatening than injection with a needle. Today's Medi-Jector systems are smaller, easier to use, less expensive and more comfortable than previous needle-free injection systems. The Company believes that the key to widespread market acceptance of its needle-free injection systems depends upon continued improvements in these areas.

     The Company believes that needle-free injection systems will benefit individuals who require self-injection by (i) eliminating the need to pierce themselves with needles for each injection, which should lead to an increased willingness to comply with a prescribed injection regimen and consequently reduce health complications, (ii) providing the ability to inject themselves discreetly and (iii) eliminating the need for special disposal of used needles. In addition, healthcare industry providers and payors may benefit from the decrease in long-term costs of patient care which may result from improved patient compliance. Furthermore, pharmaceutical companies may benefit from an increased ability to differentiate their products in the marketplace and improved patient compliance, both of which may lead to increased sales and larger market share. Although the single largest indication for self-injection is the administration of insulin for the treatment of diabetes, the number of drugs associated with frequent self-injection is increasing as novel biopharmaceuticals are introduced and individuals previously managed in the hospital are now cared for in the home.

     Medi-Ject was a pioneer in the development of portable needle-free injection systems. Prior to the development of portable systems, needle-free injection systems were powered by large air compressors and their use was limited to mass vaccination by the military or school health programs. These injectors were painful in comparison to today's injectors. The Company's first commercial injector was five times as heavy as its current injector, which weighs eight ounces. Acceptance of the Company's needle-free injection systems has gradually expanded as functionality and ease of use have improved and the purchase price has been reduced.

INDUSTRY TRENDS

     Historically, with the exception of the self-administration of insulin, parenteral drug administration was limited to hospitals, doctors' offices and clinics. Liquid injectable medicines came packaged in single or multi-dose vials. Healthcare professionals filled disposable syringes with the medication, injected the patient and discarded the used syringe. Advances in pharmacology have resulted in an increasing number of drugs that require frequent injections over long periods of time. These drugs have provided dramatic therapeutic effects for conditions that in the past resisted more conventional medications.

     Although the availability of these drugs provides new treatment opportunities, the Company believes that the requirement to inject the drugs has and will continue to hinder their acceptance and reduce patient compliance. This perception has led pharmaceutical manufacturers to explore many alternative delivery technologies, including novel needle injectors (for example, sheathed and spring-powered needle injectors), transdermal patches, controlled release oral delivery methods and inhalation devices. However, the Company believes that injection will continue as the major delivery method, because many of these drugs are protein biopharmaceuticals which are destroyed in the gastrointestinal tract, do not readily penetrate the skin or are not effectively absorbed through the lungs.

     In addition to the increase in the number of drugs requiring self-injection, changes in the frequency of insulin injections for the treatment of diabetes also may contribute to an increase in the number of self-injections. For many years, standard treatment protocol was for insulin to be administered once or twice daily for the treatment of diabetes. However, according to a recent study, tightly controlling the disease by, among other things, administration of insulin as many as four to six times a day, can decrease its debilitating effects. The Company believes that as the benefits of tightly controlling diabetes become more widely known, the number of insulin injections self-administered by individuals with diabetes will increase. The need to increase the number of injections given per day may lead additional diabetes patients to seek an alternative to traditional needles and syringes. In Western Europe, pharmaceutical and medical product companies, including Becton Dickinson, market pen-like needle injection systems. Patients have demonstrated a willingness to pay a premium for these systems over traditional needles and syringes.

     While the Company currently is not pursuing drug applications administered by healthcare professionals, needle-free injection systems may be attractive to hospitals, doctors offices and clinics, and the Company may explore such applications in the future. The issues raised by accidental needle sticks and disposal of used syringes have led to the development of syringes with sheathed needles and have led hospitals to give injections through intravenous tubing to reduce the number of contaminated needles. The Company believes that needle-free injection systems may be attractive to healthcare professionals as a further means to reduce accidental needle sticks and the burdens of disposing of contaminated needles. Becton Dickinson has the option to distribute Medi-Jector systems to hospitals worldwide.

MARKET OPPORTUNITY

     An estimated nine to 12 billion needles and syringes are sold annually worldwide. The Company believes that a significant portion of these are used for the administration of drugs that could be delivered using the Company's Medi-Jector system but that only a small percentage of individuals who self-administer drugs currently use needle-free injection systems.

     The Company's focus is on the market for the delivery of self-administered parenteral drugs, the largest, most developed portion of which consists of the delivery of insulin. In the United States, over 3.2 million people inject insulin for the treatment of diabetes, resulting in an estimated 2.3 billion injections annually, and the Company believes that the number of insulin injections will increase with time as the result of new diabetes management approaches which recommend more frequent use. Other parenteral drugs that are self-administered and may be suitable for injection with the Medi-Jector system include therapies for the treatment of multiple sclerosis, migraine headache, growth retardation, impotence, female infertility, AIDS and hepatitis. The Company also believes that more existing parenteral drugs will be self-administered in the future and that additional parenteral drugs that are under development will be deemed appropriate for self-administration.

STRATEGY

     The Company's goal is to establish its needle-free injectors as the drug delivery method of choice for the self-administration of a wide range of parenteral drugs. The Company believes that the key to this goal is the development and marketing of a new generation of needle-free injectors that are less expensive and more user friendly than existing needle-free injection systems. The Company's strategic plan for accomplishing this goal consists of:

     Developing Proprietary Technologies. To address the need for improved injector systems, the Company initiated a product development program in 1993. The Company believes that the design improvements resulting from these efforts can reduce production costs and lower sales prices. Central to this program is a new proprietary injection power source, the gas spring. The gas spring injectors will be smaller, operate more intuitively and may give more comfortable injections.

     Generating an Income Stream from Consumable Components. In addition to sales of injectors, the Company intends to generate revenue from the ongoing sale of disposable front-end chambers, which soon will replace the current stainless steel chambers.

     Collaborating with Pharmaceutical and Medical Device Companies. To achieve more rapid distribution of and capture a portion of the value added by the Company's delivery system, the Company has chosen to pursue licensing and development agreements with pharmaceutical and medical device companies. The Company anticipates that these pharmaceutical and medical device companies will promote and sell the Medi-Jector systems. Using this approach will enable the Company to reduce its marketing expenses and leverage off of the marketing strength and expertise of the other companies.

     Focusing on Proprietary Pharmaceuticals. The Company has focused on entering into agreements covering high-priced drugs, largely biopharmaceuticals, which may cost many thousands of dollars per year. The Company believes that pharmaceutical companies that perceive a problem with patient compliance have in many instances demonstrated a willingness to fund the development of alternatives to traditional needle injection. As new injectors become available at reduced costs, the Company will address distribution strategies for less expensive drugs.

PRODUCTS AND TECHNOLOGY

  Current Needle-Free Injection Systems

     The Company's current Medi-Jector system consists of a coil spring mechanism, a dosage meter, a steel front-end chamber and a plastic adaptor. This injector is used by arming the spring mechanism, filling the medication chamber and then setting the pressure level for an optimally effective and comfortable injection. The coil spring is armed by turning the two overlapping tubes in the power pack to shorten the coil spring. The unit is then filled by placing a plastic adapter on a drug vial, turning the power pack body in the opposite direction to pull the medication into the front-end chamber until the proper dosage is displayed in the dosage window and removing the vial and adapter assembly. The pressure is adjusted by again turning the winding grip. An injection is given by holding the Medi-Jector system perpendicular to the skin in a location appropriate for the injection and pressing the trigger button. The most common injection sites are the upper arm, upper thigh, buttocks or the side of the torso. It is recommended that the steel front-end chamber on current models be cleaned after two weeks of use.

     The first lightweight Medi-Jector system, the Medi-Jector EZ system, was introduced by the Company in 1987. Although the Medi-Jector EZ system provided significant advantages over previous needle-free injection systems, it was fabricated from stainless steel parts, which are expensive to manufacture.

     In July 1995, the Company introduced the Medi-Jector VI system which replaced the stainless steel body of the Medi-Jector EZ system with a composite plastic body. This change will allow the Company to reduce manufacturing costs as unit volumes increase. The composite body also provides a natural lubricity which reduces friction and therefore the effort required to arm the coil spring. The Medi-Jector VI system incorporated additional design changes to improve functionality.

     New Product Research and Development

     The Company continues to improve its existing products while developing new products and technology. Specifically, it is now developing a novel injector power source which it anticipates will form the basis of a new generation of pen-like injectors. In addition, the Company is customizing its injectors in collaboration with pharmaceutical and medical device companies for use with a broader range of parenteral drugs. These development efforts are focused on making Medi-Jector systems more attractive to users by eliminating the periodic cleaning requirements, reducing the size of the system, making the system easier to arm and lowering the cost barrier for new users.

     Pen-Like Injectors. The Company believes that a major obstacle to widespread market acceptance of needle-free injection systems has been the lack of a suitably compact and easy to use power source. Although the Company has reduced the size and complexity of its coil spring injectors, the Company believes further reduction in size or improvement in ease of use of systems using a coil spring are not feasible. Other companies have developed and marketed injectors powered by CO/2/ cartridges, but these systems do not provide any advantage in size and are complex and costly to manufacture.

     To overcome this obstacle, the Company is developing a novel and proprietary power source, the gas spring. The Company's gas spring is a permanently charged gas cylinder that is smaller than a coil spring with comparable capabilities, allowing the development of smaller systems. A rubber seal surrounds a central rod, preventing the gas from escaping and allowing it to be reused thousands of times. The spring is armed by pushing the rod into the cylinder and compressing the gas in the cylinder. When the rod is released, it springs forward with the energy stored from arming. Medi-Ject built its first prototype gas spring injector in 1994 and filed a patent application shortly after the successful testing of the technology. Use of the Company's proprietary gas spring will allow its needle-free injection systems to be reduced in size and easier to arm and may result in more comfortable injections.

     Plastic Front-End Chambers. The Company plans to replace the steel front-end chamber of the current Medi-Jector system with a multi-use disposable plastic front-end chamber in its next generation Medi-Jector system, the Medi-Jector VIB system, which it expects to introduce in late 1996 or early 1997. The Company believes that one of the reasons its needle-free injection systems have not gained widespread market acceptance is the inconvenience of cleaning the systems every two weeks. The disposable front-end chamber will eliminate the need to perform this cleaning process and increase ease of use. In addition, use of this plastic front-end chamber will allow the Company to further reduce the manufacturing costs of the Medi-Jector system.

     The Company expects that each front-end chamber will be labeled for use for 14 injections, subject to FDA approval. The Company currently anticipates that the retail selling price of the Medi-Jector VIB system will be reduced by 20% to 30% from the price of the current version and the total annual cost of disposable front-end chambers and related supplies will increase to approximately $200 per year depending upon the number of injections per day and the final cost per unit. Although the total cost to use the Medi-Jector
VIB system over time will be more than with models that do not require disposable front-end chambers, the Company believes that lowering the initial purchase price of a Medi-Jector system will encourage more individuals to make the initial investment in the injector and increase market acceptance.

     In addition, the Company plans to introduce a single-use disposable plastic front-end chamber for use with its new generation pen-like injectors. The Company believes that the single-use disposable chamber will be priced competitively but at a premium compared to disposable syringes, and that it will offer users sterility and increased convenience.

     Application Specific Systems. In addition to pen-like injectors for insulin, the Company, in collaboration with Becton Dickinson and other pharmaceutical and medical device companies, is in the process of developing customized pen-like needle-free injection systems for specific drug applications. Modified injectors are being developed for use in gene therapy, the treatment of erectile dysfunction, and the treatment of multiple sclerosis.

     Research and Development Programs. The Company manages four outside product development programs relating to the further development of (i) the gas spring, (ii) an electronic dosage display, (iii) an electric arming system and (iv) the miniaturization of its systems. In addition, over the past year, the Company has expanded its internal development efforts by hiring additional technical personnel, purchasing laboratory equipment and dedicating facility space to internal product development efforts. Product development currently is the largest single category of Company expenditure, in part supported by fees under license and development agreements. The Company has expended approximately $146,000, $401,000, $1,195,000 and $450,000 on research and development efforts during fiscal years 1993, 1994 and 1995 and the first quarter of 1996, respectively. Of these amounts, approximately $125,000, $470,000, $921,000 and $325,000, respectively, were funded by third-party sponsored development programs and licensing fees.

TARGET MARKETS

  Insulin

     Approximately 3.2 million people take insulin daily for the control of high blood sugar observed in individuals with diabetes. Most of these individuals take two injections daily, often combining short acting insulin and long acting insulin. In the United States, the vast majority of insulin users use disposable plastic syringes and needles, while in Western Europe and Japan, in addition to disposable plastic syringes, patients use pen-like injectors that hold small vial cartridges of insulin and use small needles.
The management of Type I (insulin dependent) diabetes has been found to be benefitted by a more disciplined approach to glucose management, including, among other things, more frequent injections, which have been proven to reduce long-term complications such as heart disease, strokes, neuropathy, kidney failure and loss of vision. As a result, some individuals with diabetes take four to six injections daily. Needle-free injectors have been available to and used by diabetes patients with a serious aversion to needles for many years and for these patients, cost and complexity are not significant barriers to use. The Company believes that another, much larger group of individuals, not seriously averse to needles yet still reluctant to piercing themselves, find it difficult to comply with injection regimens and would benefit from the Company's new, less costly and more user friendly needle-free technology.

  Human Growth Hormone

     Approximately 52,000 children worldwide receive frequent injections of human growth hormone for the treatment of growth retardation. The disease may be diagnosed as early as age three, with injections administered until bone maturity is reached at age seventeen or beyond. The hormone drug used for the treatment of this condition costs an estimated $20,000 or more at the wholesale level annually. Despite the use of pen-like needle injection systems which are more convenient to use than traditional needles, compliance with the prescribed injection regimen continues to be a problem. A study in Germany found that 35% of children on human growth hormone therapy did not fully comply with the therapy using needle injections. In addition, a study performed in the Netherlands showed that most children in the study preferred to have their human growth hormone administered using a Medi-Jector system rather than a pen-like needle injector. A small number of pharmaceutical companies currently hold a significant percentage of the worldwide human growth hormone market. The Company believes that its needle-free injector system offers a marketing advantage to the pharmaceutical companies with which it has agreements relating to human growth hormone.

  Erectile Dysfunction

     Studies estimate the number of men in the United States suffering from impotence at over fifteen million. The causes, earlier thought to be mainly psychogenic, are now thought to be most often a natural result of aging, or a complication of diabetes, urogenital surgery or other physiological causes. Over ten years ago, it was observed that penile injections of vasoactive drugs caused temporary erections sufficient to allow satisfactory sexual intercourse. The first drug approved for such use in the United States was the generic drug prostaglandin E\1\. However, the Company believes that use of this drug has been hindered because penile self-injection is difficult and viewed as unpleasant by most men. As a result, drug companies are seeking both local and oral alternative drug delivery methods to avoid the problems of needle injection. The Company believes that its needle-free injection technology may provide an attractive alternative to needles.

  Gene Therapy

     Gene therapy involves the injection of replacement genes into the body instead of biopharmaceutical protein drugs. In recent years, investigators have been successful in inserting missing genes directly into the body for therapeutic purposes. For example, theoretically, an intramuscular injection of genes of Factor VIII, the blood component necessary for proper clotting, which is missing in individuals with hemophilia, could produce sufficient levels of Factor VIII to prevent excessive bleeding. Gene therapy is also being tested as a more effective method of vaccination. At least one published study suggests that gene delivery with a needle-free injector results in higher blood levels of the protein drug or antibodies compared to vaccines in animals.

  Multiple Sclerosis

     Multiple sclerosis is a progressive neurological disease where, most commonly, nerve function loss occurs following an acute episode of peripheral nerve damage. The cause of the disease is obscure, but recent studies have demonstrated that at least three drugs reduce the number of acute episodes. Each of the drugs is a protein or mixture of proteins and requires frequent injections, ranging from daily to weekly. One of these drugs, Betaseron, has been available in the United States for over one year, and the Company believes that many individuals using Betaseron are having difficulty with the prescribed injection regimen due to needle aversion. As a result, the Company believes that administration of these drugs would benefit from needle-free injection systems. Approximately 100,000 individuals in the United States are candidates for treatment with such drugs.

  Other Target Markets

     The Company has targeted other parenteral drugs that are regularly self-administered. These include narcotic analgesics, the anticoagulant heparin used to prevent blood clots, hormones used in the treatment of female infertility, biopharmaceuticals used to treat hepatitis or to elevate red and white blood cell production following chemotherapy or for the treatment of AIDS.

     Although the Company has chosen to focus initially on self-injection opportunities, similar opportunities exist in hospitals, doctors' offices, clinics, nursing homes and hospices. Certain opportunities may address the concern for well being, such as the vaccination of small children, and others may be prompted by the danger of accidental needle sticks in high risk environments, such as the emergency room of the hospital.

COLLABORATIVE AGREEMENTS

     The Company's business development efforts are focused on entering into collaborative agreements with pharmaceutical companies. The table below summarizes certain elements of the Company's current agreements.

                                                            VOLUME AND
     COMPANY                     MARKET                     TYPE OF INJECTION
     -------                     ------                     -----------------
     Becton Dickinson            Insulin                    0.5 ml subcutaneous
       and Company(1)

     Ferring NV                  Growth Hormone             0.5 ml subcutaneous
                                 (Worldwide except
                                 United States, Canada,
                                 Japan and Korea)

     JCR Pharmaceuticals Co.,    Growth Hormone             0.5 ml subcutaneous
       Ltd.                      (Japan)

     Bio-Technology              Growth Hormone             0.5 ml subcutaneous
       General Corporation       (United States)

     Schwarz Pharma AG           Prostaglandin E/1/         1.0 ml intrapenile
                                 (Erectile Dysfunction)

     GeneMedicine, Inc.          Gene Therapy               0.5 ml intramuscular


     Teva Pharmaceutical         Copaxone (R)               1.0 ml subcutaneous
       Industries Ltd.           (Multiple Sclerosis)

_______________
(1) Becton Dickinson has (i) worldwide distribution rights to injectors for use with insulin and certain other potential future drugs, (ii) an option for distribution rights for injection systems used by healthcare professionals and (iii) manufacturing rights to the disposable front-end chambers for any indication.

   Becton Dickinson Agreement

     The Company entered into a Development and License Agreement with Becton Dickinson in January 1996. Under the agreement, Becton Dickinson is required to pay to the Company periodic development fees for the development of a pen-sized insulin injector. Becton Dickinson obtained (i) a worldwide license to distribute the new, smaller pen-like injectors for use with insulin and potentially certain other drugs and (ii) the exclusive right to manufacture a disposable front-end chamber for such injector and for injectors to be developed for use in the administration of such other drugs. Medi-Ject retained the right to manufacture the injectors. Both companies have certain rights to share in future revenues generated from injector and disposable front-end chamber sales. In connection with this transaction, Becton Dickinson purchased convertible preferred stock and options and warrants to purchase preferred stock from the Company. See "Certain Transactions--Becton Dickinson."

   Ferring Agreement

     The Company entered into an agreement with Ferring NV ("Ferring") in December 1993. Pursuant to this agreement, the Company developed and granted Ferring exclusive rights to use, market and distribute a Medi-Jector system to be used in conjunction with human growth hormone worldwide with the exception of the United States, Canada, Japan and Korea. Ferring distributes human growth hormone manufactured by Bio-Technology General Corporation ("Bio-Technology General") in Europe. The Company received an initial development fee at the time the agreement was executed and additional licensing fees are to be paid to the Company by Ferring at the time of regulatory approval of the product in certain countries. The Company has retained its rights as the exclusive manufacturer and supplier of the Medi-Jector system as modified pursuant to this agreement. Ferring first launched the Medi-Jector system in Germany in October 1994, and subsequently in certain other European countries. Ferring has purchased injectors from the Company on a regular basis and has contributed research funding for the modification of the system to meet certain European regulatory requirements. Approximately 400 children are using the Medi-Jector system and have received the Medi-Jector system and training from Ferring without charge.

  JCR Agreement

     In February 1995, the Company entered into a license agreement with JCR Pharmaceuticals, Ltd. ("JCR") for the use, marketing and distribution of the Medi-Jector system with human growth hormone in Japan. Recently, JCR has entered into the human growth hormone market, after licensing the drug from Bio-Technology General. JCR has distributed approximately 250 injectors for use with human growth hormone.

  Bio-Technology General Agreement

     The Company entered into an agreement with Bio-Technology General in June 1995. Pursuant to this agreement, the Company developed and granted Bio-Technology General the exclusive rights to use, market and distribute a Medi-Jector system to be used in conjunction with its human growth hormone in the United States in exchange for a licensing fee, research fee payments and ongoing royalty payments. The Company has retained its rights as the exclusive manufacturer and supplier of the Medi-Jector system as modified pursuant to this agreement. The Medi-Jector system was approved for use with the Bio-Technology General human growth hormone by the FDA in April 1996, but the sale of Bio-Technology General human growth hormone in the United States is currently prohibited by a federal injunction issued in late 1995 as a result of an unresolved patent infringement suit brought by Genentech, Inc. Bio-Technology General and Medi-Ject are currently considering various options in connection with the status of this agreement in light of the injunction.

  Schwarz Pharma Agreement

     The Company entered into an agreement with Schwarz Pharma AG ("Schwarz") in October 1994. Pursuant to this agreement, the Company is to develop and grant Schwarz the exclusive right to use, market and distribute a Medi-Jector system for use in conjunction with prostaglandin of the E series for any human ailment, and any other drug for the treatment of erectile dysfunction. The Company received an initial fee at the time the agreement was executed and additional fees are to be paid at the time of reaching certain milestones in the development. The preliminary design of an injector for this purpose has been completed and human clinical testing is expected to begin in 1996. Data on efficacy, pain and tissue damage will be collected prior to finalizing the design of the injector. Clinical trials of the injector are planned to determine the occurrence of any adverse effects which commonly occur as a result of frequent penile needle usage. The Company has retained its rights as the exclusive manufacturer and supplier of the Medi-Jector system as modified pursuant to this agreement.

  GeneMedicine Agreement

     The Company entered into an agreement with GeneMedicine, Inc. ("GeneMedicine") in July 1995. GeneMedicine and the Company agreed to collaborate in the development of an injector to deliver gene constructs to muscle and solid tissue in humans. The Company received an initial fee at the time the agreement was executed and additional funds for research support were paid to the Company at regular intervals thereafter. GeneMedicine may secure rights to distribute the injector for certain gene therapies in exchange for licensing fees, and both companies will share in fees and sales revenues generated by licenses to other gene therapy companies. The Company has retained its rights as the exclusive manufacturer and supplier of the Medi-Jector system as modified pursuant to this agreement.

  Teva Agreement

     The Company entered into an agreement with Teva Pharmaceutical Industries Ltd. ("Teva") in May 1996. Teva has obtained a license to distribute a Medi-Jector system to be modified specifically for the administration of the Teva drug, Copaxone(R), for the treatment of multiple sclerosis. Copaxone(R) is the subject of a currently pending FDA new drug application. Teva has agreed to support the product development work required to modify the injector for Copaxone(R) administration.

PATENTS

     The Company actively seeks, when appropriate, protection for its products and proprietary information by means of United States and foreign patents and trademarks. In addition, the Company relies on trade secrets and confidential contractual agreements to protect certain proprietary information and products. The Company currently holds two United States patents relating to the drug vial adapter and the front-end chamber, one United States design patent relating to the appearance of the Medi-Jector system and has eight United States patent applications pending, one Patent Cooperation Treaty application and one Taiwanese patent application relating to the gas spring energy source and aspects of its use.

     Much of the Company's technology is being developed on its behalf by independent outside contractors. To protect the rights of its proprietary know-how and technology, Company policy requires all employees and consultants with access to proprietary information to execute confidentiality agreements prohibiting the disclosure of confidential information to anyone outside of the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such individuals while devoted to Company sponsored activities. Companies with which the Company has entered into development agreements have the right to certain technology developed in connection with such agreements.

     The Company has obtained the rights to certain technology and makes milestone payments to the inventors of certain core technology. See "Risk Factors--Dependence on Proprietary Technology Rights."

MANUFACTURING

     The Company operates a manufacturing facility in compliance with current Good Manufacturing Practices ("GMP") established by the FDA. Injector parts are manufactured by third-party suppliers and assembled at the Company's facility in Plymouth, Minnesota. Disposable vial adapters are either assembled at the Company's facility or by third parties. Quality control and final packaging are performed on site. A strong effort has been directed toward reducing component part costs and accelerating assembly procedures, and the Company anticipates a need to invest in automated assembly equipment as volumes increase in the future. Becton Dickinson has the right to manufacture the disposable plastic components of the gas spring systems for the Company in exchange for royalty payments and certain profit sharing arrangements. See "Risk Factors--Dependence on Relationship with Becton Dickinson," "Risk Factors--Dependence on Third-party Suppliers" and "Certain Transactions."

MARKETING

     The Company's strategy is to leverage off of the marketing strength, existing distribution systems and expertise of the pharmaceutical and medical device companies with which it collaborates by relying on them to promote and sell its needle-free injection systems together with the products they manufacture. The Company anticipates that under these collaborative arrangements, it will manufacture and supply the needle-free injection technology for specific drug applications to the pharmaceutical company which will market the system for use with its drugs. In some instances pharmaceutical companies may choose to give the injection systems and disposable components to users without charge as an inducement to customers to use their products. Becton Dickinson has informed the Company that it intends to distribute the insulin injection system to be developed under the Becton Dickinson Agreement through an existing distribution system.

     The Company currently sells most Medi-Jector systems through a limited pharmacy distribution system consisting of approximately 3,100 pharmacies and pharmacy distributors. Pharmacies marketing the Company's products display sales literature describing the Medi-Jector system. Often, individuals with diabetes call the Company directly for additional information regarding the product and its uses. The Company's sales personnel explain the need for a doctor's prescription and advise on methods of filing for insurance reimbursement. Additionally, a small national advertising program in lay journals generates additional inquiries. Such inquiries are either referred by the Company to local pharmacies, or may result in mail order sales. The Company also sells a small number of Medi-Jector systems to exclusive distributors outside the United States.

     Training is supported by a video and manual that accompany each product purchased. However, approximately 75% of buyers seek additional help over the telephone through the Company's customer service department. The Company employs two nurses to provide training and support for customers through this channel. The customer service 800 number is prominently displayed on each injector. The Company plans, coincident with the introduction of the multi-use disposable front-end chamber, to enlist diabetes nurse educators to promote and train prospective users. This program will involve placing demonstrator injectors in selected clinics with the suggestion that individuals, especially those just beginning insulin therapy, be presented with the choice of needle-free drug delivery.

     The most common retail price of an injector (which can be used over a period of several years) is $595, and disposable adapters cost approximately $50 annually. This compares to an annual cost of approximately $140 to use two syringes with needles daily. The Company anticipates that the retail price of future generation Medi-Jector systems will be less than the current retail price, and that additional revenues will be generated by sales of multi-use and single-use disposable plastic front-end chambers when they are introduced.

COMPETITION

     Competition in the drug delivery market is intensifying. The Company faces competition from traditional needle syringes, newer pen-like and sheathed needle syringes and other needle-free injection systems as well as alternative drug delivery methods including oral, transdermal and pulmonary delivery systems. Because injection is typically only used when other drug delivery methods are not feasible, the Company's needle-free injection systems may be made obsolete by the development or introduction of drugs or drug delivery methods which do not require injection for the treatment of conditions currently targeted by the Company. In addition, because the Company intends to enter into collaborative arrangements with pharmaceutical companies, the Company's competitive position will depend upon the competitive position of the pharmaceutical company with which it collaborates for each drug application.

     While competition in the needle-free injection market currently is limited to small companies with modest financial resources, the barriers to entry are not great and the Company anticipates additional competition from companies with greater financial, commercial, personnel and development resources in the future. Two companies, Health-Mor Personal Care Corp. and Vitajet Corporation, currently sell coil spring injectors to the United States insulin market. The products of these companies resemble earlier versions of the Medi-Jector system and sell at prices ranging from $600 to over $800.

     Another company, Bioject, Inc., has sold a CO/2/ powered injector since 1993. The injector is designed for and used almost exclusively for vaccinations in doctors' offices or public clinics. Bioject has announced that it has a contract with a pharmaceutical company to develop a self-injection system for use with drugs for the treatment of multiple sclerosis.

     Even though the Company expects the needle-free injection market to expand, improvements continue to be made in needle syringes, including syringes with hidden needles and pen-like needle injectors. The Company expects that it will compete with existing needle injection methods as well as new needle injection methods yet to be developed.

GOVERNMENT REGULATION

     The Company's products and manufacturing operations are subject to extensive government regulations, both in the United States and abroad. In the United States, the FDA administers the FDA Act and has adopted regulations, including those governing the introduction of new medical devices, the observation of certain standards and practices with respect to the manufacturing and labeling of medical devices, the maintenance of certain records and the reporting of device-related deaths, serious injuries and certain malfunctions to the FDA. Manufacturing facilities and certain Company records are also subject to FDA inspections. The FDA has broad discretion in enforcing the FDA Act and the regulations thereunder, and noncompliance can result in a variety of regulatory steps ranging from warning letters, product detentions, device alerts or field corrections to mandatory recalls, seizures, injunctive actions and civil or criminal actions or penalties.

     Drug delivery systems such as the Company's injectors may be approved or cleared for sale as a medical device or may be evaluated as part of the drug approval process in connection with a new drug application ("NDA"). To the extent permitted under the FDA Act and current FDA policy, the Company intends to seek the required approvals and clearance for the use of its new injectors, as modified for use in specific drug applications such as gene therapy, the treatment of erectile dysfunction, and the treatment of multiple sclerosis, under the medical device rather than under the new drug provisions of the FDA Act. As a result of discussions with FDA personnel in connection with the approval of the Company's injector for use with human growth hormone the Company believes that, as a general rule, handling these new injectors as devices rather than as new drugs will be allowed in connection with drugs that have been previously approved by the FDA; however, the Company anticipates that it will be required to seek the necessary approvals through an NDA for use of its injectors with drugs that have not previously been approved by the FDA. There can be no assurance, however, that any of these new injectors can be handled as medical devices or that the FDA will not change its current position with respect to this issue.

     Products regulated as medical devices may not be commercially distributed in the United States unless they have been cleared or approved by the FDA, unless otherwise exempted. There are two methods for obtaining such clearance or approvals. Certain products qualify for a premarket notification under Section 510(k) of the FDA Act ("510(k) notification") of the manufacturer's intention to commence marketing the product. The manufacturer must, among other things, establish in the 510(k) notification that the product to be marketed is substantially equivalent to another legally marketed product (that is, that it has the same intended use and that it is as safe and effective as a legally marketed device and does not raise questions of safety and effectiveness that are different from those associated with the legally marketed device). Marketing may commence when the FDA issues a letter finding substantial equivalence to such a legally marketed device. The FDA may require, in connection with a 510(k) notification, that it be provided with animal and/or human test results. If a medical device does not qualify for the 510(k) procedure, the manufacturer must file a premarket approval ("PMA") application under Section 515 of the FDA Act. A PMA must show that the device is safe and effective and is generally a much more complex submission than a 510(k) notification, typically requiring more extensive prefiling testing and a longer FDA review process. The Company believes that its Medi-Jector systems regulated as medical devices are eligible for clearance through the 510(k) notification process, although there can be no assurance that the FDA will not require a PMA in the future.

     In addition to submission when a device is being introduced into the market for the first time, a 510(k) notification is also required when the manufacturer makes a change or modification to an already marketed device that could significantly affect safety or effectiveness, or where there is a major change or modification in the intended use or in the manufacture of the device. When any change or modification is made in a device or its intended use, the manufacturer is expected to make the initial determination as to whether the change or modification is of a kind that would necessitate the filing of a new 510(k) notification. The FDA's regulations provide only limited guidance in making this determination.

     If the FDA concludes that any or all of the Company's new injectors must be handled under the new drug provisions of the FDA Act, substantially greater regulatory requirements and approval times will be imposed. Use of a modified new product with a previously unapproved new drug will be likely to be handled as part of the NDA for the new drug itself. Under these circumstances, the device component will be handled as a drug accessory and will be approved, if ever, only when the NDA itself is approved. The Company's injector may be required to be approved as part of the drug delivery system under a supplemental NDA for use with previously approved drugs. Under these circumstances, the Company's device could be used with the drug only if and when the supplemental NDA is approved for this purpose. It is possible that, for some or even all drugs, the FDA may take the position that a drug-specific approval must be obtained through a full NDA or supplemental NDA before the device may be labeled for use with that drug. There can be no assurance that those approvals will be obtained in a timely manner or at all.

     To the extent that the Company's modified injectors are handled as drug accessories or part of a drug delivery system, rather than as medical devices, they are subject to all of the requirements that apply to new drugs. These include drug GMP requirements, drug adverse reaction reporting requirements, and all of the restrictions that apply to drug labeling and advertising. In general, the drug requirements under the FDA Act are more onerous and strict than medical device requirements. These requirements could have a substantial adverse impact on the profitability of the Company. Similar requirements apply to systems regulated as medical devices.

     The Company received 510(k) marketing clearance from the FDA allowing the Company to market the Medi-Jector IV system in February 1987, the Medi-Jector V system in October 1988 and for the use of the Medi-Jector system to administer Bio-Technology General's human growth hormone in April 1996. The Company determined that a new 510(k) notification was not required in connection with the commercial introduction of the Medi-Jector VI system which incorporates a change to a plastic component body, although there can be no assurance that the FDA will not require a 510(k) notification in the future.

     The Company expects that it will submit a 510(k) notification regarding the use of plastic front-end chambers with the Medi-Jector VI system in 1996. In addition, the Company expects in the future to submit 510(k) notifications with regard to further device design improvements and uses with additional drug therapies. There can be no assurance that the FDA will grant timely 510(k) clearance for any such system or use, or that the FDA will not require the submission of a PMA with respect to any such system or use.

     The FDA Act also regulates the Company's quality control and manufacturing procedures by requiring the Company and its contract manufacturers to demonstrate current GMP compliance. These regulations require, among other things, that (i) the manufacturing process must be regulated and controlled by the use of written procedures and (ii) the ability to produce devices which meet the manufacturer's specifications must be validated by extensive and detailed testing of every aspect of the process. They also require investigation of any deficiencies in the manufacturing process, the products produced or record-keeping. Further, the FDA's interpretation and enforcement of these requirements has been increasingly strict in recent years and seems likely to be even more stringent in the future. The FDA monitors compliance with these requirements by requiring manufacturers to register with the FDA and by conducting periodic FDA inspections of manufacturing facilities. If the inspector observes conditions that might be violative of the GMP, the manufacturer must correct those conditions or explain them satisfactorily. Failure to adhere to GMP requirements would cause the devices produced to be considered in violation of the FDA Act and subject to FDA enforcement action that might include physical removal of the Company's devices from the marketplace.

     The FDA's Medical Device Reporting Regulation requires that the Company provide information to the FDA on the occurrence of any death or serious injuries alleged to have been associated with the use of the Company's products, as well as any product malfunction that would likely cause or contribute to a death or serious injury if the malfunction were to recur. In addition, FDA regulations prohibit a device from being marketed for unapproved or uncleared indications. If the FDA believed that the Company was not in compliance with these regulations, it could institute proceedings to detain or seize the Company's devices, issue a recall, seek injunctive relief or assess civil and criminal penalties against the Company or its executive officers, directors or employees.

     The Company is subject to the Occupational Safety and Health Act ("OSHA") and other federal, state and local laws and regulations relating to such matters as safe working conditions, manufacturing practices, environmental protection and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws, regulations or policies in the future, or that such laws, regulations or policies will not increase the costs of producing the Company's devices or otherwise have a material adverse effect upon the Company's ability to do business.

     Laws and regulations regarding the manufacture, sale and use of medical devices are subject to change and depend heavily on administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the FDA, OSHA or other regulatory bodies, will not adversely affect the Company.

     Sales of medical devices outside of the United States are subject to foreign legal and regulatory requirements. The Company's Medi-Jector EZ systems have been approved for sale only in certain foreign jurisdictions. Legal restrictions on the sale of imported medical devices vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The Company relies upon the companies marketing its injectors in foreign countries to obtain the necessary regulatory approvals for sales of its injectors in those countries. Generally, devices having an effective 510(k) clearance or PMA may be exported without further FDA authorization. FDA authorization is generally required in order to export other medical devices.

     The Company is in the process of implementing ISO 9002, a certification showing that the Company's procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. Such certification, along with European Medical Device Directive ("MDD") certification would evidence compliance with the requirements enabling the Company to affix the CE Mark to its current products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union ("EU") countries. After June 1998, medical devices may not be sold in EU countries unless they display the CE Mark. There is no assurance that the Company will obtain the right to affix the CE Mark prior to such time.

PROPERTY

     The Company leases approximately 9,000 square feet of office, manufacturing and warehouse space in Plymouth, a suburb of Minneapolis, Minnesota. The lease expiration date is April 1997. The Company believes its facilities will be sufficient to meet its requirements through such time and is exploring options for alternative space.

EMPLOYEES

     As of June 1, 1996, the Company employed 30 full-time employees, of whom six were engaged in administration, eight were engaged in sales and marketing, four were engaged in research and development, three were engaged in business development and customer service and nine were engaged in manufacturing. None of the Company's employees are represented by any labor union or other collective bargaining unit. The Company believes that its relations with its employees are good.

LIABILITY INSURANCE

     The business of the Company entails the risk of product liability claims. Although the Company has not experienced any material product liability claims to date, any such claims could have a material adverse impact on the Company. The Company maintains product liability insurance with coverage of $1 million per occurrence and an annual aggregate maximum of $5 million. The Company evaluates its insurance requirements on an ongoing basis. There can be no assurance that product liability claims will be covered by such insurance or will not exceed such insurance coverage limits or that such insurance will be available on commercially reasonable terms or at all.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:


Name                           Age                      Position
- ----                           ---                      --------
Franklin Pass, M.D...........   59   President, Chief Executive Officer and
                                     Chairman of the Board of Directors
Mark S. Derus................   40   Vice President, Finance, Chief Financial
                                     Officer and Secretary
Todd Leonard.................   37   Vice President, Sales and Marketing
Peter Sadowski, Ph.D.........   48   Vice President, Product Development
Fred L. Shapiro, M.D.........   61   Director
Louis C. Cosentino, Ph.D.....   52   Director
Kenneth Evenstad.............   52   Director
Geoffrey Guy.................   42   Director
Norman A. Jacobs.............   58   Director
Peter Sjostrand..............   49   Director

______________

     The following is a brief summary of the business experience of each of the executive officers and directors of the Company:

     Franklin Pass, M.D., joined the Company as a director and consultant in January 1992, and has served as the Company's President, Chief Executive Officer and Chairman of the Board of Directors since February 1993. From 1990 to 1992, Dr. Pass served as President of International Agricultural Investments, Ltd., an agricultural technology consulting and investment company. Dr. Pass, a physician and scientist, was Director of the Division of Dermatology at Albert Einstein College of Medicine from 1967 to 1973, the Secretary and Treasurer of the American Academy of Dermatology from 1978 to 1981 and the co-founder and Chief Executive Officer of Molecular Genetics, Inc., now named MGI Pharma, Inc., from 1979 to 1986. He is the author of more than 40 published medical and scientific articles. Dr. Pass serves on the board of directors of Ringer Corporation, a producer of lawn and garden care products.

     Mark S. Derus joined the Company in December 1993 as Vice President, Finance, Chief Financial Officer and Secretary. Mr. Derus served as a director of the Company from 1992 until he joined the Company as an employee in 1993. From 1986 to December 1993, Mr. Derus was Vice President, Finance of Cherry Tree Investments, Inc., a venture capital company that invests in early stage ventures.

     Todd Leonard joined the Company in April 1993 as Vice President, Business Development, and has served as Vice President, Sales and Marketing since April 1996. From 1991 to 1993, Mr. Leonard served as a Senior Licensing Specialist in the Office of Technology Transfer at the National Institutes of Health.

     Peter Sadowski, Ph.D., joined the Company in March 1994 as Vice President, Product Development. From October 1992 to February 1994, Dr. Sadowski served as Manager, Product Development for GalaGen, Inc., a biopharmaceutical company. From 1988 to 1992, he was Vice President, Research and Development for American Biosystems, Inc., a medical device company. Dr. Sadowski holds a Ph.D. in microbiology.

     Fred L. Shapiro, M.D., joined the Board of Directors in September 1992 and is a member of the Compensation Committee of the Board of Directors. Dr. Shapiro is currently a consultant to Hennepin Faculty Associates, the Hennepin County Medical Center faculty's health maintenance organization in

Minneapolis, Minnesota, of which he was President from 1983 to his retirement in 1995. Dr. Shapiro is a nephrologist who has authored or co-authored more than 100 published medical and scientific articles. Dr. Shapiro is also a director and co-founder of Minntech Corporation ("Minntech"), a company that designs and manufactures dialysis equipment.

     Louis C. Cosentino, Ph.D., joined the Board of Directors in January 1995 and is a member of the Audit Committee of the Board of Directors. Dr. Cosentino was a co-founder of Minntech in 1975, and has served as its President and Chief Executive Officer since that time. Dr. Cosentino holds a Ph.D. in biomedical engineering and has authored or co-authored nine scientific publications.

     Kenneth Evenstad joined the Board of Directors in May 1993. Since 1969 Mr. Evenstad has been the Chairman and Chief Executive Officer of Upsher-Smith Laboratories, Inc., a private pharmaceutical company specializing in branded generic cardiovascular drugs. Mr. Evenstad is trained as a pharmacist.

     Geoffrey Guy joined the Board of Directors in September 1993 and is a member of the Compensation Committee of the Board of Directors. Dr. Guy was a co-founder in 1985 of Ethical Holdings plc ("Ethical"), a company that develops new transdermal and oral drug delivery systems and has served as its Chief Executive Officer since that time. Dr. Guy has been Ethical's Chairman of the Board since 1992. Dr. Guy holds a Diploma of Pharmaceutical Medicine from the British Royal College of Physicians.

     Norman A. Jacobs joined the Board of Directors in January 1996. Since 1990, Mr. Jacobs has been the President of Becton Dickinson Transdermal Systems, a division of Becton Dickinson, and in 1996 he also became President of Becton Dickinson's Advanced Injection Systems, a recently formed division of Becton Dickinson. Mr. Jacobs serves on the board of directors of Seragen, Inc., a biopharmaceutical company.

     Peter Sjostrand joined the Board of Directors in December 1995 and is a member of the Audit Committee of the Board of Directors. Dr. Sjostrand is a board member of Pharma Vision, a Swiss investment company. From 1975 to 1993, he served in various capacities with the Astra Group, most recently as deputy board member, Executive Vice President and Chief Financial Officer. Dr. Sjostrand holds a Swedish medical degree. Dr. Sjostrand also serves on the board of directors of SE Banken Fonder, a group of Swedish-based investment funds and Tryggh Hansa, a major insurance company in Sweden.

     Each director serves for an indefinite term that expires at the next regular meeting of the shareholders of the Company, and such director's successor is elected and qualified, or until such director's earlier death, resignation, disqualification, or removal as provided by statute. Dr. Guy was elected to the Board of Directors as the designee of Ethical under an agreement between Ethical and the Company. The relevant section of the agreement with Ethical will terminate upon the closing of this offering. Mr. Jacobs was elected as the designee of Becton Dickinson under an agreement between Becton Dickinson and the Company. The relevant terms of the agreement with Becton Dickinson provide that, so long as Becton Dickinson controls, directly or indirectly, not less than 5% of the capital stock of the Company, the Company shall use its best efforts to nominate and elect to the Board of Directors a person designated by Becton Dickinson and that the Board of Directors shall consist of at least a majority of members who are not employed by the Company. In the event that a person designated by Becton Dickinson shall not be a member of the Board of Directors, Becton Dickinson shall be entitled to notice of and to attend all meetings of the Board of Directors and its committees and shall receive all information distributed to the directors at the same time as the directors and shall receive the same notice of meetings as the directors. These provisions of the agreement with Becton Dickinson will continue in force following the closing of this offering. Both Dr. Guy and Mr. Jacobs will continue to serve as directors upon completion of this offering.

     The Company's executive officers are elected by the Board of Directors and serve until the next election of officers or until their successors are elected or appointed and qualify.

Committees

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Compensation Committee makes recommendations concerning executive salaries and incentive compensation for employees of the Company, subject to ratification by the full Board of Directors, and administers the Company's 1993 Stock Option Plan and the Company's 1996 Stock Option Plan. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors, as well as the Company's accounting principles and its system of internal controls, and reports the results of its review to the full Board of Directors and to management.

DIRECTORS' COMPENSATION

     The Company has not in the past paid cash directors' fees and does not intend to do so after the closing of this offering. All directors may be reimbursed for expenses actually incurred in attending meetings of the Board of Directors and its committees. In the past, the Board of Directors has made annual discretionary grants of options to purchase shares of Common Stock under the Company's 1993 Stock Option Plan to all members of the Board of Directors. The size of these grants has varied from year to year.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth the cash and noncash compensation awarded to or earned by the Chief Executive Officer for each of the last three fiscal years. No other executive officer of the Company earned a salary and bonus in excess of $100,000 during 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                                                         --------------
                                                                                           SECURITIES
          NAME AND                                          ANNUAL COMPENSATION             UNDERLYING       ALL OTHER
                                                   -------------------------------------
     PRINCIPAL POSITION                 YEAR         SALARY       BONUS         OTHER(1)    STOCK OPTIONS    COMPENSATION
- -------------------------------         ----       ----------    ----------    ---------    -------------   ---------------
Franklin Pass, M.D.............         1995       $  175,000    $      --    $  5,174        45,697         $     --
 President, Chief Executive....         1994          150,000       20,000       3,879            --            1,200(2)
 Officer and Chairman of the...         1993(3)       103,661           --          --        76,161               --
 Board of Directors

______________

(1) Represents premiums paid for disability and life insurance policies with coverage limits in excess of those provided under the Company's employee insurance policy.
(2)  Implied compensation associated with a grant of 19,040 shares of Common
     Stock.
(3) Dr. Pass became the Company's President, Chief Executive Officer and Chairman of the Board of Directors in February 1993.

     Option Grants. The following table summarizes options granted during the year ended December 31, 1995 to the Chief Executive Officer.

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1995

                                           Percent                                           Potential Realizable
                            Number of     of Total                                             Value at Assumed
                              Shares      Options                                            Annual Rates of Stock
                            Underlying  Granted to       Exercise                             Price Appreciation
                              Options    Employees         Price        Expiration            for Option Term (2)
                                                                                            --------------------------
Name                        Granted (1)  in 1995         Per Share         Date                5%              10%
- ----                        -----------  -----------    -----------    -----------          ---------        ---------
Franklin Pass, M.D........    45,697         32.1%       $   3.28         1/1/00            $  32,301        $  69,562

________________

(1) Incentive stock option granted pursuant to the 1993 Stock Option Plan on January 3, 1995. Such option vests as to all shares covered on December 31, 1996.
(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission (the "SEC") and do not represent the Company's estimate or projection of the Company's future Common Stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved.

     Option Values. The following table summarizes the value of options held at December 31, 1995, by the Chief Executive Officer. The Chief Executive Officer did not exercise any options during 1995.

                 AGGREGATED OPTION VALUES AT DECEMBER 31, 1995

                                           Number of Unexercised              Value of Unexercised
                                                 Options at                    In-the-Money Options
                                              December 31, 1995               at December 31, 1995(1)
                                        --------------------------------   ----------------------------
Name                                    Exercisable      Unexercisable     Exercisable    Unexercisable
- ----                                    ------------------------------------------------ --------------
Franklin Pass, M.D..................         68,595          53,312         $  482,097      $  364,959

___________

(1) Value is based on the difference between an assumed initial public offering price of $9.00 per share and the exercise price of such options.

EMPLOYMENT AGREEMENT WITH DR. PASS

     In January 1995, the Company entered into an employment agreement with Dr. Pass (the "Pass Employment Agreement"). The Pass Employment Agreement provides for a base salary of $175,000 for 1995 and, as to subsequent years, for a base salary to be mutually agreed upon between the Company and Dr. Pass prior to the beginning of each year. For 1996, the parties have agreed that Dr. Pass' base salary is $192,500. The Pass Employment Agreement also contains provisions regarding participation in benefits plans, repayment of expenses, participation in projects and ventures involving the Company and third parties (which is permitted), protection of confidential information and ownership of intellectual property. In addition, the Pass Employment Agreement contains covenants that Dr. Pass will not compete with the Company during the term of his employment and that he will not solicit or interfere with the Company's customers, suppliers or employees during the term of his employment and for a period of two years thereafter. The Pass Employment Agreement had an initial term through December 31, 1995, which term is automatically extended for successive one-year periods unless either party objects by written notice at least 90 days prior to the end of the current term. The Pass Employment Agreement may be terminated prior to the end of the initial term or any extension thereof if Dr. Pass dies; if the Board of Directors of the Company determines that Dr. Pass has become disabled (as defined), has breached the Pass Employment Agreement in any material respect and Dr. Pass has not cured or cannot cure such breach within 30 days after delivery of written notice of such breach or has engaged in willful and material misconduct; or if Dr. Pass is terminated by the Company, with or without cause, following not less than 90 days' prior written notice.

     The Company maintains a $1,000,000 key person life insurance policy on Dr. Pass, payable to the Company.

EMPLOYEE STOCK OPTION PLANS

     Under the Company's 1993 Stock Option Plan, as amended (the "1993 Plan"), and the Company's 1996 Stock Option Plan, as amended (the "1996 Plan" and, together with the 1993 Plan, the "Plans"), full- and part-time employees of the Company or of its future subsidiary corporations and directors, consultants and independent contractors of the Company or of its future subsidiary corporations are eligible to receive options to purchase Common Stock. The Plans are administered by the Compensation Committee. The Plans provide for the grant of both incentive stock options intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options that do not qualify for such treatment. The exercise price of all incentive stock options granted under the Plans shall be as determined by the Compensation Committee, but shall not be less than 100% of the fair market value of the Common Stock on the date of grant; the exercise price of nonqualified stock options shall be as determined by the Compensation Committee. Only employees are eligible for the grant of incentive stock options.

     A total of 495,050 and 500,000 shares of Common Stock have been reserved for issuance under the 1993 Plan and the 1996 Plan, respectively. As of June 1, 1996, the Company had outstanding options to purchase an aggregate of 481,690 shares with a weighted average exercise price of $2.54 per share under the 1993 Plan and no shares under the 1996 Plan.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws and the statutes of the State of Minnesota require the Company to indemnify any director, officer, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, against certain liabilities and expenses incurred in connection with the action, suit or proceeding, except where such persons have not acted in good faith or did not reasonably believe that the conduct was in the best interests of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or other persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock, as of June 1, 1996, after giving effect to a 1-for-1.313 reverse stock split to be effected on July 10, 1996, and the conversion of the outstanding shares of Convertible Preferred Stock into Common Stock upon the effectiveness or closing of this offering, before giving effect to the sale by the Company of the 2,200,000 shares of Common Stock hereby and as adjusted to reflect such sale, by (i) each person who is known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) the executive officer named in the Summary Compensation Table above and (iv) all directors and executive officers of the Company as a group:

                                                 AMOUNT AND
                                                  NATURE OF            PERCENTAGE OWNED (1)
                                                                    ---------------------------
                                                 BENEFICIAL           BEFORE             AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER            OWNERSHIP (1)        OFFERING          OFFERING
- ------------------------------------            -------------        --------          --------
Franklin Pass, M.D. (2)....................       209,411               4.3%             3.0%
Fred L. Shapiro, M.D. (3)..................        67,408               1.4                *
Louis C. Cosentino, Ph.D. (4)..............        15,234                 *                *
Kenneth Evenstad (5).......................        14,092                 *                *
Peter Sjostrand (6)........................        11,426                 *                *
Geoffrey Guy (7)...........................         7,618                 *                *
Norman A. Jacobs (8).......................            --                --               --
Becton Dickinson and Company (9)...........     3,046,460              43.5             33.1
Ethical Holdings plc (10)..................     1,224,198              25.9             17.7
Cherry Tree Ventures I and II (11).........       820,810              17.3             11.8
Enskilda Kapitalforvaltning (12)...........       542,992              11.5              7.8
All executive officers and directors as a
 group (10 persons) (13)...................       444,383               8.9               6.2

_____________
*  Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of June 1, 1996, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. This table does not reflect any shares that these existing shareholders may acquire in this offering. Except as indicated by footnote, the Company believes that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the shares of Common Stock indicated.

(2) Includes 100,319 shares of Common Stock issuable to Dr. Pass upon the exercise of outstanding options.

(3) Includes 14,092 shares of Common Stock issuable to Dr. Shapiro upon the exercise of outstanding options and 22,851 shares issuable to Dr. Shapiro upon the exercise of outstanding warrants.

(4) Includes 7,617 shares of Common Stock issuable to Dr. Cosentino upon the exercise of outstanding options.

(5) Includes 14,092 shares of Common Stock issuable to Mr. Evenstad upon the exercise of outstanding options.

(6) Includes 3,809 shares of Common Stock issuable to Dr. Sjostrand upon the exercise of outstanding options. Dr. Sjostrand is a member of the Advisory Board of Enskilda.

(7) Includes 7,618 shares of Common Stock issuable to Dr. Guy upon the exercise of outstanding options. Dr. Guy is the Chairman and Chief Executive Officer and an approximately 11% shareholder of Ethical.

(8) Mr. Jacobs is the President of Becton Dickinson Transdermal Systems and of Advanced Injection Systems, both of which are divisions of Becton Dickinson.

(9) Includes 380,808 shares of Common Stock issuable to Becton Dickinson upon the exercise of outstanding options and 1,904,037 shares of Common Stock issuable to Becton Dickinson upon the exercise of outstanding warrants. The address of Becton Dickinson is 1 Becton Drive, Franklin Lakes, NJ 07417.

(10) The address of Ethical is Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambs., PE18 8HG, United Kingdom.

(11) Includes 581,418 shares of Common Stock held of record by Cherry Tree Ventures II, L.P. ("Cherry Tree I") and 208,926 shares of Common Stock held of record by Cherry Tree Ventures I, L.P. ("Cherry Tree II"). Also includes 30,466 shares of Common Stock issuable to Cherry Tree II upon the exercise of outstanding warrants. Tony Christianson and Gordon Stofer, the general partners of each of Cherry Tree I and Cherry Tree II, share voting and investment power with respect to the shares of Common Stock indicated. The address for Cherry Tree I and Cherry Tree II is 3800 West 80th Street, Suite 1400, Bloomington, MN 55431.

(12) The address of Enskilda is c/o Skandinaviska Enskilda Banken, Jakobsbergsgatan 17, Box 16053, 103 21 Stockholm, Sweden.

(13) Includes 278,167 shares of Common Stock issuable to all directors and executive officers as a group upon the exercise of outstanding options and warrants.

                             CERTAIN TRANSACTIONS

CHERRY TREE II

     On April 16 and June 4, 1993, Cherry Tree II loaned the Company an aggregate of $40,000 pursuant to the terms of loan agreements and related 9% Demand Promissory Notes; in partial consideration for these loans, Cherry Tree II received warrants to purchase an aggregate of 30,466 shares of Common Stock at $1.31 per share, which warrants expire on April 16, 1998 and June 3, 1998. The principal amount of these loans was converted into 30,465 shares of Series A Convertible Preferred Stock in November 1993 which was in turn converted into 30,465 shares of Common Stock in January 1996; the Company paid Cherry Tree II an aggregate of $2,017 interest in cash on these loans.

FRED L. SHAPIRO, M.D.

     On April 16 and June 4, 1993, Fred L. Shapiro, M.D., a director of the Company, loaned the Company an aggregate of $20,000 pursuant to the terms of loan agreements and related 9% Demand Promissory Notes; in partial consideration for these loans, Dr. Shapiro received warrants to purchase an aggregate of 15,234 shares of Common Stock at $1.31 per share, which warrants expire on April 16, 1998 and June 3, 1998. The Company repaid the principal amount of these loans, together with an aggregate of $747 in interest, on October 9, 1993. On August 29, 1994, Dr. Shapiro loaned the Company $100,000 pursuant to the terms of a promissory note due August 29, 1995, bearing interest at 12% per year; Dr. Shapiro also received a warrant to purchase 7,617 shares of Common Stock at $3.28 per share, which warrant expires on August 31, 1997. In August 1995, the Company and Dr. Shapiro agreed to extend the term of the loan and to amend the terms of the loan to permit Dr. Shapiro to convert the principal amount of the loan into shares of Common Stock. On February 29, 1996, Dr. Shapiro elected to convert the outstanding principal amount of this loan into 30,465 shares of Common Stock. The Company paid Dr. Shapiro an aggregate of $18,000 interest in cash on the loan.

ETHICAL

     On September 27, 1993, Ethical and the Company entered into a Preferred Stock Purchase Agreement pursuant to which Ethical purchased 380,808 shares of Series B Convertible Preferred Stock for a price of $1.31 per share. At the same time, the Company and Ethical also entered into (i) an Option Agreement (the "Ethical Option") pursuant to which Ethical obtained the right to purchase 761,615 shares of Series B Convertible Preferred Stock at a price of $1.31 per share (subject to adjustment to $2.62 per share upon the occurrence of certain events) at any time before the first to occur of March 10, 1995, or the effectiveness of a registration statement under the Securities Act registering the Common Stock and (ii) a Technology License and Co-Development Agreement (the "Ethical License Agreement"). In a letter dated December 10, 1993, Ethical and the Company amended the Ethical Option to provide that the $1.31 per share price should in all events remain valid as to 380,808 shares through September 30, 1994. On March 24, 1995, pursuant to the terms of the Ethical Option, the exercise price was adjusted to $2.62 upon the Company raising in excess of $1,000,000 through the sale of additional shares of capital stock at a price of at least $2.62 per share. On September 16, 1994, Ethical and the Company executed a Waiver and Notice of Exercise Agreement pursuant to which (i) the parties agreed to waive a 380,808 share minimum exercise amount provision in the Ethical Option, (ii) the parties agreed to a 152,323 share minimum exercise amount for the Ethical Option, (iii) the parties agreed to extend the $1.31 per share exercise price on 380,808 shares subject to the Ethical Option through October 31, 1994, and (iv) Ethical exercised the Ethical Option as to 152,323 shares of Series B Convertible Preferred Stock for $1.31 per share. On February 10, 1995, in return for a commitment by Ethical to exercise $100,000 worth of the Ethical Option under certain circumstances, the Company and Ethical amended the Ethical Option to extend its term through September 10, 1995. Ethical exercised the Ethical Option as to 76,161 shares of Series B Convertible Preferred Stock in February 1995, at a price of $1.31 per share. Pursuant to an Agreement dated September 1, 1995, between Ethical and the Company, (i) the parties agreed to waive the 380,808 share minimum exercise increment in the Ethical Option, (ii) the Company agreed to extend the Ethical Option through

February 29, 1996, provided that Ethical exercise the Ethical Option as to at least 152,323 shares by September 1, 1995, (iii) Ethical exercised the Ethical Option as to 152,323 shares of Series B Convertible Preferred Stock for $1.64 per share (with the Company agreeing to such price) and (iv) the parties agreed that the Company would have the unilateral right to terminate the Ethical License Agreement at any time. In January 1996, the Company and Ethical agreed to terminate the Ethical License Agreement.

     On December 22, 1995, Ethical and the Company entered into a Loan Agreement (the "Ethical Loan") pursuant to which the Company borrowed $312,500 from Ethical in three installments in December 1995 and January 1996; amounts outstanding under the Ethical Loan bore interest at the rate of 10% per year. In connection with the Ethical Loan, the Company and Ethical again amended the Ethical Option to reduce the per share exercise price on 190,404 of the shares of Series B Convertible Preferred Stock subject to the Ethical Option from $2.62 to $1.64 and to extend the term of the Ethical Option through the later of February 29, 1996, or the repayment date of the Ethical Loan. On February 28, 1996, the Company issued 190,404 shares of Series B Convertible Preferred Stock to Ethical at a price of $1.64 per share in repayment of all principal amounts advanced under the Ethical Loan and paid $1,301 interest in cash. On the same date, Ethical exercised the remainder of the Ethical Option and purchased 190,404 shares of Series B Convertible Preferred Stock for $2.62 per share.

     As the result of certain anti-dilution protections applicable to the Series B Convertible Preferred Stock sold to Ethical, these shares will convert upon the effectiveness of this offering into 1,224,198 shares of Common Stock.

ENSKILDA

     On December 28, 1993, the Company and Enskilda entered into a Preferred Stock Purchase Agreement pursuant to which Enskilda purchased 57,121 shares of Series B Convertible Preferred Stock at a purchase price of $1.31 per share. At the same time, the Company and Enskilda orally agreed that Enskilda should be allowed to purchase an additional 399,848 shares of Series B Convertible Preferred Stock. On February 1, 1994, the Company and Enskilda entered into a Preferred Stock Agreement pursuant to which Enskilda purchased 399,848 shares of Non-Voting Series B Convertible Preferred Stock for $1.31 per share. On December 29, 1994, Enskilda purchased 30,465 shares of Series B Convertible Preferred Stock for $3.28 per share as part of a private placement of such shares. On May 31, 1995, Enskilda purchased 22,848 shares of Series B Convertible Preferred Stock for $3.28 per share as part of a private placement of such shares.

     As the result of certain anti-dilution protections applicable to the Series B Convertible Preferred Stock sold to Enskilda, these shares will convert upon the effectiveness of this offering into 542,992 shares of Common Stock.

BECTON DICKINSON

     On January 25, 1996, the Company and Becton Dickinson entered into a Preferred Stock, Option and Warrant Purchase Agreement pursuant to which Becton Dickinson purchased 761,615 shares of Series C Convertible Preferred Stock for $3.94 per share. Becton Dickinson also received, for no additional consideration, an option (the "Becton Dickinson Option") to purchase 380,808 shares of Series D Convertible Preferred Stock at $4.60 per share and purchased, for $125,000, a warrant (the "Becton Dickinson Warrant") to purchase 1,904,037 shares of Series E Convertible Preferred Stock at $5.91 per share. Under its terms and the proposed terms of this offering, the Becton Dickinson Option will expire on the date on which the Company completes this offering. All shares of Series C convert 1-for-1 into, and the Becton Dickinson Option and the Becton Dickinson Warrant will become exercisable for, shares of Common Stock upon the closing of this offering.

     At the same time, the Company and Becton Dickinson entered into a Development and License Agreement relating to the further development of the Company's needle-free injection systems and Becton Dickinson's development of certain disposables for use with the Company's systems. The terms of the Development and License Agreement include the grant to Becton Dickinson during the term of the agreement of an exclusive, world-wide license to (i) sell and use certain of the Company's needle-free injection systems that are not designed or calibrated for use with a specific drug made by a specific drug company and that are intended to be distributed primarily through pharmacies for non-professional use and (ii) make, have made, use, sell and import single- or multiple-use disposable front-end chambers or other related drug-containing or drug-contacting components for use with certain of the Company's needle-free injection systems.

                         DESCRIPTION OF CAPITAL STOCK


     Upon completion of this offering the authorized capital stock of the Company will consist of 17,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value, that are undesignated as to terms and preferences. As of June 1, 1996, there were 4,725,633 shares of Common Stock outstanding, which were held of record by approximately 91 shareholders, and no shares of undesignated preferred stock outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors so that the holders of more than 50% of the outstanding Common Stock can elect all directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and in liquidation proceedings. Holders of Common Stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     All of the Company's outstanding Convertible Preferred Stock will be converted into Common Stock upon the effectiveness or the closing of this offering pursuant to its terms. Immediately after the conversion of the Convertible Preferred Stock into Common Stock, there will be no Convertible Preferred Stock outstanding and the Company will have authorized 1,000,000 shares of preferred stock that is undesignated as to terms and preferences. Under Minnesota law and the Company's Second Amended and Restated Articles of Incorporation to be effective upon the closing of this offering, the Board of Directors is authorized, without further shareholder action, to issue preferred stock in one or more classes or series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Accordingly, although it has no current intention of doing so, the Board of Directors of the Company may, without shareholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power and the dividend and other rights of the holders of Common Stock. In addition, the existence of undesignated preferred stock may have the effect of discouraging, delaying, deferring or preventing an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated preferred stock may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

WARRANTS AND OPTIONS

     As of June 1, 1996, the Company had outstanding options to purchase 481,690 shares of Common Stock that had been issued to employees, directors and consultants to the Company pursuant to the 1993

Stock Option Plan with a weighted average exercise price of $2.54 per share. Such options expire between October 1997 and January 2006. As of June 1, 1996, the Company also had outstanding warrants and options to purchase a total of 2,485,120 shares of Common Stock that have been granted to third parties outside of the 1993 Stock Option Plan with a weighted average exercise price of $5.35 per share. Such third-party warrants and options are all currently exercisable and expire on dates ranging from February 1997 to January 2006. All agreements embodying such outstanding third-party warrants and options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of the Company. Holders of third-party warrants and options to purchase approximately 2,287,893 shares of Common Stock are entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT

     Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

     Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the disinterested shareholders of the Company, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to the Company within ten days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

     Section 302A.673 of the MBCA restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the statutory interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar with respect to the Common Stock will be Norwest Bank, Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of shares by current shareholders could adversely affect the price of the Company's Common Stock.

     Upon completion of this offering, the Company will have outstanding an aggregate of 6,925,633 shares of Common Stock, assuming the issuance of the 2,200,000 shares of Common Stock offered hereby. Of the total outstanding shares of Common Stock, the 2,200,000 shares offered hereby will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain volume limitations and other restrictions described below).

     The remaining 4,725,633 shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Of these, an aggregate of 4,293,378 shares are owned by the Company's directors, officers and certain of the Company's shareholders who, together with the Company, have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of Rodman & Renshaw, Inc. for a period of 180 days from the date of this Prospectus. Of the shares not subject to this agreement, 125,008 shares will be eligible for immediate sale without restriction pursuant to Rule 144(k) on the effective date of this offering, 381 shares will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, 90 days after the effective date of this offering, and 306,866 shares will become eligible for sale under Rule 144 after the expiration of the two-year holding periods from the dates of acquisition, which end between December 29, 1996 and May 31, 1998. Beginning on the 181st day after the date of this Prospectus, when the agreements not to sell shares expire, an additional 929,757 of the shares may become eligible for sale without restriction pursuant to Rule 144(k), an additional 1,850,562 of the shares will become eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, and the remaining 1,513,059 shares will become eligible for sale under Rule 144 after the expiration of the two-year holding periods from the dates of acquisition, which end between December 29, 1996 and February 28, 1998.

     In general, under Rule 144, as currently in effect, if at least two years have elapsed from the date that shares of Common Stock were acquired from the Company or an affiliate of the Company, then the holder is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (69,256 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, subject to certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     The Company intends to file registration statements under the Securities Act, covering 495,050 and 650,000 shares of Common Stock reserved for issuance under, respectively, the 1993 Stock Option Plan and the 1996 Stock Option Plan. Such registration statements are expected to be filed soon after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares issued under such registration statements upon the exercise of options will be available for resale in the open market subject to the agreements not to sell described above. See "Management--Stock Option Plans."

     In addition, after this offering, the holders of 2,761,547 shares of Common Stock and warrants and options to purchase 2,287,893 shares of Common Stock (together, the "Registrable Securities") will be entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. After this offering, if the Company proposes to register any of its securities under the Securities Act for its own account, holders of Registrable Securities will be entitled to notice of such registration and will be entitled to include Registrable Securities therein, subject to certain conditions and exceptions, including the right of the underwriters of any such offering to limit the number of shares that may be included in such registration. Certain of the holders of Registrable Securities have the right to require the Company to prepare and file a registration statement under the Securities Act at its expense, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations; provided, however, that with respect to certain of the Registrable Securities, the Company shall not be required to obtain the effectiveness of any such registration statement until six months after the date of this Prospectus. Furthermore, the Company's obligation to effect such shareholder-initiated registrations is limited in number with respect to certain of the Registrable Securities. Registration of such shares would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. All but 3,048 of these shares are subject to the agreements not to sell described above.

     The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public markets or the perception that such sales will occur could adversely affect the market price or the future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Underwriters below, for whom Rodman & Renshaw, Inc. ("Rodman") and R.
J. Steichen & Company are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company, the number of shares of Common Stock set forth opposite their names below.

          UNDERWRITER                                     NUMBER OF SHARES
          -----------                                     ----------------
     Rodman & Renshaw, Inc..............................
     R. J. Steichen & Company...........................

                                                                ---------
                Total..................................         2,200,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may
allow to selected dealers a concession of $   per share; and that such dealers
may reallow a concession of $   per share to certain other dealers. After the
public offering, the offering price and other selling terms may be changed by the Underwriters. Application has been made for the Common Stock to be included for quotation on the Nasdaq National Market. The Representatives have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 330,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table, bears to the 2,200,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     In connection with this offering, the Company has agreed to issue and sell to the Representatives, for nominal consideration, warrants to purchase a number of shares of Common Stock equal to 10% of the shares of Common Stock sold in this offering, exclusive of any shares of Common Stock sold pursuant to the Underwriters' over-allotment option (the "Representatives' Warrants"). The Representatives' Warrants will be initially exercisable at a price per share equal to 120% of the public offering price, commencing one year from the date of this Prospectus, and will continue to be exercisable for a period of four years after such date. The Representatives' Warrants are restricted from sale, transfer, assignment or hypothecation for a period of 12 months from the effective date of this offering, except to officers, partners or successors of the Representatives. The exercise price of the Representatives' Warrants and the number of shares of Common Stock issuable upon exercise thereof are subject to adjustment under certain circumstances. The Representatives' Warrants grant to the holders thereof certain rights regarding the registration of the Common Stock issuable upon exercise of the Representatives' Warrants.

     The officers, directors and certain shareholders of the Company, who will beneficially own 4,293,378 shares of Common Stock after the offering, have agreed that they will not publicly sell or dispose of any shares of Common Stock for a period of 180 days after the date on which the Registration Statement is declared effective by the Commission, without the prior written consent of Rodman. See "Shares Eligible for Future Sale."

     The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price has been determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of companies in related businesses. See "Risk Factors --No Prior Public Market; Possible Volatility of Price."


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed on for the Underwriters by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, New York, New York.


                                  EXPERTS

     The financial statements as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     On December 29, 1995, on the recommendation of the Audit Committee and with the approval of the Board of Directors, the Company engaged KPMG Peat Marwick LLP to audit the consolidated financial statements of the Company for the year ended December 31, 1995. KPMG Peat Marwick LLP has also conducted a reaudit of the financial statements as of December 31, 1994, and for each of the years in the two-year period ended December 31, 1994. There were no disagreements (whether resolved to the satisfaction of Stirtz Bernards or not) between the Company and Stirtz Bernards on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Stirtz Bernards, would have caused Stirtz Bernards to make a reference to the subject matter of the disagreement in connection with its report. The audit opinion of Stirtz Bernards Boyden Surdel & Larter Professional Association ("Stirtz Bernards"), the Company's prior accountants, for the years ended December 31, 1993 and 1994 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope, or accounting principles.

                            ADDITIONAL INFORMATION

     The Company has filed with the SEC in Washington, D.C. a Registration Statement on Form S-1, including amendments thereto, with respect to the shares of Common Stock offered hereby has been filed with the SEC. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits, financial statements and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Registration Statement, including the exhibits and schedules thereto, may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the SEC maintained at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement may also be obtained by mail at prescribed rates, from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                             MEDI-JECT CORPORATION


                         INDEX TO FINANCIAL STATEMENTS

                                                                                Page
                                                                                ----
Independent Auditors' Report..................................................   F-2

Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
(unaudited) and Pro forma Shareholders' Equity as of
March 31, 1996 (unaudited)....................................................   F-3

Statements of Operations for the Years Ended December 31, 1993, 1994
and 1995 and the Three Months Ended March 31, 1995 and 1996 (unaudited).......   F-4

Statements of Shareholders' Equity (Deficit) for the Years Ended
December 31, 1993, 1994 and 1995 and the Three Months Ended
March 31, 1996 (unaudited)....................................................   F-5

Statements of Cash Flows for the Years Ended December 31, 1993, 1994
and 1995 and the Three Months Ended March 31, 1995 and 1996 (unaudited).......   F-6

Notes to Financial Statements.................................................   F-7

WHEN THE TRANSACTION REFERRED TO IN NOTE 13(A) OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN APPROVED BY THE COMPANY'S BOARD OF DIRECTORS, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.


                         Independent Auditors' Report



To the Shareholders and Board of Directors
Medi-Ject Corporation:


We have audited the accompanying balance sheets of Medi-Ject Corporation (the Company) as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medi-Ject Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                           KPMG Peat Marwick LLP



Minneapolis, Minnesota
June 7, 1996, except as to Note 13(a)
  which is as of July 10, 1996

                             MEDI-JECT CORPORATION
                                Balance Sheets

                                                                                                      Pro Forma
                                                                  December 31,         March 31,      March 31,
                                                          -------------------------
                                                            1994             1995        1996           1996
                                                          ---------      ----------   ----------    ------------
                                                                                      (unaudited)    (unaudited)
 ASSETS:
 Current assets:
   Cash and cash equivalents                               $   645,667   $    35,817   $ 2,810,769
   Accounts receivable, less allowance for
     doubtful accounts of $1,501 for 1994,
     $4,125 for 1995, and $4,125 for
     March 31, 1996                                             89,303       176,240       325,528
   Inventories, net                                            170,861       280,229       296,256
   Prepaid expenses                                             12,318        35,508        79,313
                                                           -----------   -----------   -----------
                                                               918,149       527,794     3,511,866
                                                           -----------   -----------   -----------
  Equipment, furniture and fixtures                            907,248     1,027,462     1,049,697
  Less accumulated depreciation                               (464,654)     (550,436)     (526,108)
                                                           -----------   -----------   -----------
                                                               442,594       477,026       523,589
                                                           -----------   -----------   -----------
  Patent rights                                                      0       235,288       295,596
                                                           -----------   -----------   -----------
                                                           $ 1,360,743   $ 1,240,108   $ 4,331,051
                                                           ===========   ===========   ===========

  LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT):
  Current liabilities:
   Accounts payable                                        $   160,018   $   243,281   $   362,892
   Accrued expenses                                            291,039       398,232       320,606
   Deferred revenue                                            110,000       148,563       209,240
   Capital lease obligations--current maturities                42,455        45,534        44,283
   Notes payable--current maturities                           206,324       342,457       120,418
                                                           -----------   -----------   -----------
                                                               809,836     1,178,067     1,057,439
                                                           -----------   -----------   -----------
  Long-term liabilities:
   Capital leases, less current maturities                      85,326        40,109        29,366
   Notes payable, less current maturities                      213,554        96,097        65,701
                                                           -----------   -----------   -----------
                                                               298,880       136,206        95,067
                                                           -----------   -----------   -----------
  Shareholders' equity (deficit):
   Series C convertible preferred stock:
     $.01 par; authorized 716,615 shares:
     0; 0; and 761,615 issued and
     outstanding at December 31, 1994, 1995
     and March 31, 1996, respectively                               --            --         7,616   $        --
   Series B convertible preferred stock:
     $.01 par; authorized 3,046,459 shares:
     1,488,958; 2,090,633; and 2,471,484
     issued and outstanding at December 31,
     1994, 1995 and March 31, 1996, respectively                14,890        20,906        24,714            --
   Series A convertible preferred stock:
     $.01 par; authorized 1,218,584 shares:
     1,103,867; 1,103,867; and 0 issued and
     outstanding at December 31, 1994, 1995
     and March 31, 1996, respectively                           11,039        11,039            --            --
   Common stock: $.01 par; authorized
     7,616,147 shares: 217,722; 218,864;
     and 1,353,785 issued and outstanding
     at December 31, 1994, 1995 and
     March 31, 1996, respectively                                2,177         2,189        13,538        47,255
   Additional paid-in capital                                7,643,361     9,193,600    12,987,591    12,986,204
   Accumulated deficit                                      (7,419,440)   (9,301,899)   (9,854,914)   (9,854,914)
                                                           ------------  ------------  ------------  ------------
     Total shareholders' equity (deficit)                      252,027       (74,165)    3,178,545     3,178,545
                                                           ------------  ------------  ------------  ------------
                                                           $ 1,360,743   $ 1,240,108   $ 4,331,051   $ 4,331,051
                                                           ============= ============  ============  ============

See accompanying notes to financial statements.

                             MEDI-JECT CORPORATION

                            Statements of Operations

                                                                                                Three Months Ended
                                                 Year Ended December 31,                            March 31,
                                             -----------------------------------------    ------------------------
                                                1993             1994          1995         1995          1996
                                             ----------     ------------     ---------    ----------   -----------
                                                                                               (unaudited)
Revenues:
 Sales                                      $1,057,703      $ 1,517,660      $ 1,653,869  $  446,727   $  443,826
 Licensing and product development             125,000          470,000          920,937      95,000      325,373
                                            ----------      -----------      -----------  ----------   ----------
                                             1,182,703        1,987,660        2,574,806     541,727      769,199
                                            ----------      -----------      -----------  ----------   ----------

Operating expenses:
 Cost of sales                                 409,247          630,628        1,048,937     231,052      292,511
 Research and development                      146,061          401,382        1,195,435     269,013      449,732
 General and
  administrative                               615,035          867,616          977,579     330,757      388,938
 Sales and marketing                           484,939        1,128,232        1,145,894     241,187      213,050
                                            ----------      -----------      -----------  ----------   ----------
                                             1,655,282        3,027,858        4,367,845   1,072,009    1,344,231
                                            ----------      -----------      -----------  ----------   ----------
Net operating loss                            (472,579)      (1,040,198)      (1,793,039)   (530,282)    (575,032)
                                            ----------      -----------      -----------  ----------   ----------
Other income (expense):
 Interest and other income                       2,538           15,916           16,486       6,373       35,498
 Interest and other expense                    (30,278)         (42,180)        (105,906)    (16,374)     (13,481)
                                            ----------      -----------      -----------  ----------   ----------
                                               (27,740)         (26,264)         (89,420)    (10,001)      22,017
                                            ----------      -----------      -----------  ----------   ----------

Net loss                                    $ (500,319)     $(1,066,462)     $(1,882,459) $ (540,283)  $ (553,015)
                                            ==========      ===========      ===========  ===========  ==========
Pro forma per share data
(Note 1) (unaudited):

Net loss per common share                                                    $     (0.36)              $    (0.09)
                                                                             ===========               ==========
 Weighted average common
   shares outstanding                                                          5,180,184                6,353,112
                                                                             -----------               ----------

See accompanying notes to financial statements.

                             MEDI-JECT CORPORATION
                 Statements of Shareholders' Equity (Deficit)

                                                       Convertible preferred stock
                                        ------------------------------------------------------------------------
                                             Series C             Series B             Series A               Common Stock
                                        --------------------------------------------------------------------------------------------

                                         Shares    Amount    Shares    Amount      Shares      Amount     Shares            Amount
                                        -------  ---------- --------- --------   ---------    --------  ----------       -----------

Balance, December 31, 1992                   --  $     --        --   $    --   1,073,402    $ 10,734     229,216       $  2,292
  Common stock:
    Stock incentive awards
      expired                                --        --        --        --          --          --     (97,696)          (977)
    Shares issued as
      compensation                           --        --        --        --          --          --      46,078            461
  Series A:
    Conversion of notes
      payable                                --       --         --                30,465         305          --              --
  Series B:
    Shares issued for cash                   --       --    761,615     7,616          --          --          --              --
    Offering costs                           --       --         --        --          --          --          --              --
  Net loss                                   --       --         --        --          --          --          --              --
- ------------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1993                   --       --    761,615     7,616   1,103,867      11,039     177,598           1,776
  Common stock:
    Shares issued as
      compensation                           --       --         --        --          --          --      37,310             373
    Shares issued for cash                   --       --         --        --          --          --       2,814              28
  Series B:
    Exercise of stock options                --       --    552,171     5,522          --          --          --              --
    Shares  issued for cash                  --       --    175,172     1,752          --          --          --              --
    Offering costs                           --       --         --        --          --          --          --              --
  Net loss                                   --       --         --        --          --          --          --              --
- ------------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1994                   --       --  1,488,958    14,890   1,103,867      11,039     217,722           2,177

  Common stock:
    Exercise of stock options                --       --         --        --          --          --       1,142              12
  Series B:
    Exercise of stock options                --       --    228,483     2,284          --          --          --              --
    Shares issued for cash                   --       --    373,192     3,732          --          --          --              --
    Offering costs                           --       --         --        --          --          --          --              --
    Amendments to investor
      option agreement                       --       --         --        --          --          --          --              --
  Net loss                                   --       --         --        --          --          --          --              --
- ------------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1995                   --       --  2,090,633    20,906   1,103,867      11,039     218,864           2,189
  Conversion of Series A to
    common stock (1)                         --       --         --        --  (1,103,867)    (11,039)  1,103,867          11,039
  Conversion of loan (1)                     --       --         --        --          --          --      30,465             305
  Shares issued for reverse stock split(1)   --       --         43        --          --          --         589               5
  Series B: (1)
    Exercise of stock options                --       --    380,808     3,808          --          --          --              --
  Series C:(1)
    Shares issued for cash              761,615    7,616         --        --          --          --          --              --
    Offering costs                           --       --         --        --          --          --          --              --
  Series E: (1)
    Warrant issued for cash                  --       --         --        --          --          --          --              --
  Net loss (1)                               --       --         --        --          --          --          --              --
- ------------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996                 761,615   $7,616  2,471,484     $ 24,714         --         --   1,353,785         $13,538

- ------------------------------------------------------------------------------------------------------------------------------------


                                          Additional
                                           paid-in      Accumulated
                                           capital        deficit          Total
                                         -----------    -----------     ----------

Balance, December 31, 1992                 5,511,019     (5,852,659)      (328,614)
  Common stock:
    Stock incentive awards
      expired                                    977             --             --
    Shares issued as
      compensation                             2,467             --          2,928
  Series A:
    Conversion of notes
      payable                                 39,695             --         40,000
  Series B:
    Shares issued for cash                   992,385             --      1,000,001
    Offering costs                           (95,274)            --        (95,274)
  Net loss                                        --       (500,319)      (500,319)
- ----------------------------------------------------------------------------------

Balance, December 31, 1993                 6,451,269     (6,352,978)       118,722
  Common stock:
    Shares issued as
      compensation                             2,029             --          2,402
    Shares issued for cash                       200             --            228
  Series B:
    Exercise of stock options                719,478             --        725,000
    Shares  issued for cash                  548,248             --        550,000
    Offering costs                           (77,863)            --        (77,863)
  Net loss                                        --     (1,066,462)    (1,066,462)
- ----------------------------------------------------------------------------------

Balance, December 31, 1994                 7,643,361     (7,419,440)       252,027

  Common stock:
    Exercise of stock options                  1,548             --          1,560
  Series B:
    Exercise of stock options                347,716             --        350,000
    Shares issued for cash                 1,221,268             --      1,225,000
    Offering costs                           (65,383)            --        (65,383)
    Amendments to investor
      option agreement                        45,090             --         45,090
  Net loss                                        --     (1,882,459)    (1,882,459)
- ----------------------------------------------------------------------------------

Balance, December 31, 1995                 9,193,600     (9,301,899)       (74,165)
  Conversion of Series A to
    common stock (1)                              --             --             --
  Conversion of loan (1)                      99,695             --        100,000
  Shares issued for reverse stock split           (5)            --             --
  Series B: (1)
    Exercise of stock options                808,692             --        812,500
  Series C:
    Shares issued for cash                 2,992,384             --      3,000,000
    Offering costs                          (231,775)            --       (231,775)
  Series E: (1)
    Warrant issued for cash                  125,000             --        125,000
  Net loss (1)                                    --       (553,015)      (553,015)
- ----------------------------------------------------------------------------------

Balance, March 31, 1996                   12,987,591     (9,854,914)     3,178,545

- ----------------------------------------------------------------------------------

(1) Unaudited
See accompanying notes to financial statements.

                             MEDI-JECT CORPORATION

                            Statements of Cash Flows

                                                                                                    Three Months
                                                         Year Ended December 31,                   Ended March 31,
                                                ---------------------------------------     -------------------------
                                                    1993          1994          1995             1995           1996
                                                ------------   -----------   -----------      -----------  -----------
                                                                                                     (unaudited)
Cash flows from operating activities:
   Net loss                                     $   (500,319)  $ (1,066,462) $ (1,882,459)    $ (540,283)  $     (553,015)
   Adjustments to reconcile net loss
    to net cash used in operating
    activities:
      Depreciation                                    26,324         36,945        85,960         12,713           32,305
      Shares issued as compensation                    2,928          2,402            --             --               --
      Amendments to investor option
       agreement                                          --             --        45,090             --               --
      Changes in operating assets and
       liabilities:
         Accounts receivable                         (15,455)       (20,639)      (86,937)       (44,248)        (149,288)
         Inventories                                  15,006       (121,547)     (109,368)       (81,152)         (16,027)
         Prepaid expenses                              7,121          3,542       (23,190)       (38,722)         (43,805)
         Accounts payable                             42,524         16,854        83,263          4,101          119,611
         Deferred revenue                             43,750         66,250        38,563        (60,000)          60,677
         Accrued expenses                             73,907         90,026       107,193         28,883          (77,626)
                                                  ----------     ----------   -----------      ------------   -----------

Net cash used in operating activities               (304,214)      (992,629)   (1,741,885)      (718,708)        (627,168)
                                                  ----------     ----------   -----------      ------------   -----------

Cash flows from investing activities:
 Purchases of equipment, furniture
  and fixtures                                       (39,096)      (256,622)     (120,392)       (44,817)         (78,868)
 Purchase of patent rights                                --             --      (235,288)      (121,981)         (60,308)
                                                  ----------     ----------   -----------      ------------   -----------

Net cash used in investing activities                (39,096)      (256,622)     (355,680)      (166,798)        (139,176)
                                                  ----------     ----------   -----------      ------------   -----------
Cash flows from financing activities:
 Principal payments on capital lease
  obligations                                         (7,194)       (26,729)      (42,138)       (10,205)         (11,995)
 Proceeds from issuance of common stock                   --            228         1,560          1,560          100,000
 Proceeds from issuance of convertible
  preferred stock                                  1,000,001      1,275,000     1,575,000        575,000        3,812,500
 Warrants issued                                          --             --            --             --          125,000
 Proceeds from issuance of notes payable              40,000        100,000       125,000             --          187,500
 Principal payments on notes payable                      --        (24,967)     (106,324)       (26,038)        (439,935)
 Offering costs                                      (95,274)       (77,863)      (65,383)       (27,904)        (231,774)
                                                  ----------     ----------   -----------      ------------   -----------
Net cash provided by financing
 activities                                          937,533      1,245,669     1,487,715        512,413        3,541,296
                                                  ----------     ----------   -----------      ------------   -----------
Net increase (decrease) in cash and
 cash equivalents                                    594,223         (3,582)     (609,850)      (373,093)       2,774,952

Cash and cash equivalents:
 Beginning of period                                  55,026        649,249       645,667        645,667           35,817
                                                  ----------     ----------   -----------      ------------   -----------
 End of period                                    $  649,249     $  645,667   $    35,817      $ 272,574      $2,810,769
                                                  ==========     ==========   ===========      ============   ===========

See accompanying notes to financial statements.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)


1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business

          The Company is primarily a manufacturer/distributor of needle-free injection devices and disposables for the injection of insulin and human growth hormone. Products are sold throughout the United States, Europe, the Middle East, and Asia.

     Interim Financial Information

          The financial information presented for the three months ended March 31, 1996 is unaudited. In the opinion of management, this unaudited financial information contains all adjustments (which consist only of normal, recurring adjustments) necessary for a fair presentation. Operating results for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for the full year.

     Pro Forma Net Loss Per Share

          Pro forma net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted average number of shares of common stock and common stock equivalents outstanding, after applying the treasury stock method and after giving effect to the reverse stock split and the automatic conversion of all outstanding shares of convertible preferred stock in accordance with the Company's initial public offering (see Note 13).

          Pursuant to certain requirements of the Securities and Exchange Commission, common stock equivalents include the impact of the issuance of stock, options and warrants (see Note 8) within one year prior to the date of the initial filing of the Company's initial public offering ("IPO") (see
     Note 13) at exercise prices less than the assumed initial public offering price of $9.00 per share, whether or not the effects are antidilutive.


     Cash Equivalents

          The Company considers highly liquid debt instruments with remaining maturities of ninety days or less at time of purchase to be cash equivalents.

     Inventories

          Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

     Equipment, Furniture, and Fixtures

          Equipment, furniture, and fixtures are stated at cost and are depreciated using the straight-line method over their estimated useful lives.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)

     Sales Recognition

          Sales and related costs are recognized upon shipment of product to customers. Sales are recorded net of provisions for returns and discounts.

     Licensing and Product Development Revenue Recognition

          Licensing and product development revenue is recognized when underlying performance criteria for payment have been met and the Company has an unconditional right to such payment. Depending on a license or product development agreement's terms, recognition criteria may be satisfied upon achievement of milestones, passage of time, or product sales by the licensee. Payments received by the Company in excess of amounts earned are classified as deferred revenue.

     Product Warranty

          The Company recognizes the estimated cost of warranty obligations to its customers at the time the products are shipped.

     Research and Development

          Company sponsored research and development expenses related to both present and future products are expensed as incurred.

     Income Taxes

          Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases.

     Concentration of Credit Risk

          Financial instruments that may subject the Company to concentration of credit risk consist principally of accounts receivable. This risk is mitigated by the large number of individual customers and long-standing credit relationships with the Company's major distributors.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)


     New Accounting Pronouncements

          For 1996, the Company is required to adopt Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. Initial application of SFAS No. 121 is not expected to result in recognition of a cumulative effect of a change in accounting principle by the Company. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans. Since the Company intends to elect continued recognition of certain stock-based compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, no effect on the Company's expense recognition is expected.

2.   INVENTORIES:

     Inventories consist of the following:

                                           December 31,             March 31,
                                    -------------------------
                                       1994           1995            1996
                                    ----------     ----------      -----------
                                                                   (unaudited)
     Raw material.................  $  119,316     $  145,603      $   151,372
     Work-in-process..............      45,878         80,663          103,668
     Finished goods...............       5,667         53,963           41,216
                                    ----------     ----------      -----------
                                    $  170,861     $  280,229      $   296,256
                                    ==========     ==========      ===========


3.   EQUIPMENT, FURNITURE, AND FIXTURES

     Equipment, furniture, and fixtures consisted of the following:

                                    December 31,         March 31,     Useful
                              ------------------------
                                 1994          1995        1996         Lives
                              ----------    ----------  -----------  ----------
                                                         (unaudited)
     Office equipment........ $  222,350    $  262,847  $  300,147    3-5 years
     Production equipment....    674,862       753,319     738,254   3-10 years
     Displays................     10,036        11,296      11,296    3-5 years
                              ----------    ----------  ----------
                              $  907,248    $1,027,462  $1,049,697
                              ==========    ==========  ==========

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)


4.   ACCRUED EXPENSES

     Accrued expenses consisted of the following: (unaudited)

                                           December 31,             March 31,
                                    -------------------------
                                       1994           1995            1996
                                    ----------     ----------      -----------
                                                                   (unaudited)
     Accrued product warranty
      and returns................   $   95,438     $   71,620      $    71,620
     Payroll.....................       18,795         29,787           23,690
     Accrued patent rights
      obligation.................           --         96,500               --
     Other.......................      176,806        200,325          225,296
                                    ----------     ----------      -----------
                                    $  291,039     $  398,232      $   320,606
                                    ==========     ==========      ===========

5.   NOTES PAYABLE

     Notes payable consisted of the following:

                                                              December 31,             March 31,
                                                       -------------------------
                                                          1994           1995            1996
                                                       ----------     ----------      -----------
                                                                                      (unaudited)
     Unsecured notes payable, interest at 10%......    $       --     $  125,000      $        --

     Notes payable, due in aggregate monthly
       payments of $11,127 including interest
        at 10% through October 1997.  Notes are
       secured by all assets of the Company........       319,878        213,554          186,119

     Unsecured note payable to shareholder/
       director, with interest at 12% payable
       monthly.  Principal is due August 1996.
       Convertible into 30,465 shares of common
       stock.......................................       100,000        100,000               --
                                                       ----------     ----------      -----------
                                                          419,878        438,554          186,119
     Notes payable, less current maturities.......       (206,324)      (342,457)        (120,418)
                                                       ----------     ----------      -----------
                                                       $  213,554     $   96,097      $    65,701
                                                       ==========     ==========      ===========

     Aggregate future maturities are as follows:

     1996......................................................................       $   342,457
     1997......................................................................            96,097
                                                                                      -----------
                                                                                      $   438,554
                                                                                      ===========

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)


6.   LEASES

     The Company has a noncancelable operating lease for its office and manufacturing facility that expires in October 1996. This lease requires the Company to pay all executory costs such as maintenance and insurance.

     Rent expense incurred for the years ended December 31, 1993, 1994, and 1995 was $57,924, $102,306, and $107,616, respectively.

     The Company is also obligated under noncancelable leases classified as capital leases. The leases call for aggregate monthly payments of $5,301 with various expiration dates through September 1999. Equipment, furniture, and fixtures include $163,506 and $326,186 of cost and $25,791 and $221,341 of accumulated amortization as of December 31, 1994 and 1995, respectively, related to these leases.

     Future minimum lease payments are as follow as of December 31, 1995:

                                                    Capital      Operating
                                                     leases       leases
                                                    --------     ---------
     1996.....................................      $ 57,034     $  76,729
     1997.....................................        35,220            --
     1998.....................................         7,070            --
     1999.....................................         1,901            --
                                                    --------     ---------
                                                    $101,225     $  76,729
                                                                 =========

     Less amount representing interest (at rates
     ranging from 12% to 20.9%)...............        15,582
                                                    --------

       Present value of minimum capital lease
       payments...............................        85,643

     Less current maturities..................        45,534
                                                    --------

       Obligations under capital leases less
       current maturities.....................      $ 40,109
                                                    ========

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)



7.   INCOME TAXES

     The Company incurred losses for both book and tax purposes in each of the three years in the period ended December 31, 1995 and, accordingly, no income taxes were provided. Effective tax rates differ from statutory federal income tax rates in the years ended December 31, 1995, 1994, and 1993 as follows:

                                                                          1993                  1994                   1995
                                                                      ------------          -------------          -------------
Statutory federal income tax rate........................               (34.0)%                (34.0)%                 (34.0)%
Valuation allowance increase..............................               36.0                   36.0                    36.0
State income taxes, net of federal benefit................               (2.0)                  (2.0)                   (2.0)
                                                                      ------------          -------------          -------------
                                                                          0.0%                   0.0%                    0.0%
                                                                      ============          =============          =============

     Deferred taxes as of December 31, 1995 and 1994 consist of the following:

                                                                           1994                    1995
                                                                       -----------             -----------
Deferred tax assets:
     Inventory reserve ............................                    $    65,100             $    72,100
     Net operating loss carryforward ..............                      2,462,000               3,123,600
     Research credit carryforward .................                        117,000                 117,000
     Other ........................................                         34,900                  27,300
                                                                       -----------             -----------
                                                                         2,679,000               3,340,000
Less valuation allowance.....                                           (2,679,000)             (3,340,000)
                                                                       -----------             -----------
                                                                       $         0             $         0
                                                                       ===========             ===========

     At December 31, 1995, the Company had net operating loss carryforwards ("NOL") of approximately $9,000,000 for federal income tax purposes, which begin to expire in 1996. Additionally, the Company had research credit carryforwards of approximately $117,000, which begin to expire in 1997.

     Pursuant to the Tax Reform Act of 1986, use of the Company's NOL will be limited because of a cumulative "change of ownership" of more than 50%. This ownership change occurred as a result of the sale of 1,000,000 shares of Series C convertible preferred stock on January 25, 1996. (See Note 12.)

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)



8.   SHAREHOLDERS' EQUITY

     Series A Convertible Preferred Stock

     The Series A convertible preferred stock carries voting rights, has no dividend preference over the Company's common stock and a liquidation preference of $0.641. Each Series A share is convertible into one share of common stock at the option of the holder and is, under certain circumstances, automatically converted to common stock. (See Note 12.)

     Series B Convertible Preferred Stock

     The Series B convertible preferred stock, which carries voting rights, has dividend preference over Series A convertible preferred and common stock and a liquidation preference of $1.72. Each Series B share is convertible into one share of common stock, subject to certain anti-dilution adjustments.

     In January 1994, the Board of Directors established a new Series B non-voting convertible preferred stock and authorized 761,615 shares for this class of stock. The Series B non-voting ranks on par with the Series B voting convertible preferred stock, with regard to dividends and liquidation preference, and is convertible at the option of the holder into common stock.

     In October 1994, the Board of Directors established a new Series B, Class II, voting convertible preferred stock and authorized 304,646 shares for this class of stock. The Series B-II has a liquidation preference of $3.28 per share, and otherwise ranks on par with the Series B voting convertible preferred stock.

     In April 1995, the Board of Directors established a new Series B, Class III, voting convertible preferred stock and authorized 152,323 shares for this class of stock. The Series B-III has a liquidation preference of $3.28 per share, and otherwise ranks on par with the Series B voting convertible preferred stock.

     In August 1995, the Board of Directors established a new Series B, Class IV, voting convertible preferred stock and authorized 76,162 shares for this class of stock. The Series B-IV has a liquidation preference of $3.28 per share, and otherwise ranks on par with the Series B voting convertible preferred stock.

     At December 31, 1995, the total number of shares authorized for all classes of stock was 13,404,420 shares: 7,616,147 common shares; 1,218,584 Series A preferred shares; 2,284,844 Series B preferred shares; 761,615 nonvoting
Series B preferred shares; and 1,523,230 preferred shares undesignated as to class.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)



Stock Options and Warrants

     The Company has issued options and warrants for common stock to various lenders and others. These options and warrants have exercise prices ranging from $0.79 to $3.28 per share, are fully exercisable, and expire from August 1996 to December 2003.

     The Company also has stock options outstanding for 380,808 shares of its Series B convertible preferred stock issued in connection with a 1993 stock purchase agreement. This option agreement, as amended, expired on February 29, 1996. The exercise price is $1.64 per share for 190,404 shares and $2.63 for the remaining 190,404 shares. Amendments during 1995 to the Series B preferred option agreement resulted in the recognition of $45,090 in expense. This expense was associated with decreases in the exercise price of certain options in exchange for a short-term credit facility, and the cancellation of a technology license and co-development agreement. (See Note 12.)

     Under the terms of the Company's 1993 Stock Option Plan, incentive stock options and nonqualified options may be granted to officers, directors, employees, and consultants. 495,050 shares of common stock have been reserved under this plan and at December 31, 1995, 87,891 shares remain available for grant.

     Stock options granted under the 1993 Stock Option Plan become exercisable over varying periods and expire up to ten years from date of grant. The option price for incentive stock options cannot be less than fair market value on the date of the grant. The option price for nonqualified stock options may be set by the Board of Directors.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)



     Stock option and warrant activity for the three years ended December 31, 1995 and the 3 months ended March 31, 1996 is summarized as follows:

                                                      Number          Exercise price
                                                     of shares          per share
                                                  ------------      ----------------
Outstanding at December 31, 1992................        4,570         $26.26-32.83
      Granted...................................    1,038,712            0.79-2.63
      Exercised.................................           --                   --
      Canceled..................................           --                   --
                                                  ------------      --------------
Outstanding at December 31, 1993................    1,043,282           0.79-32.83
      Granted...................................      124,995            1.31-1.64
      Exercised.................................     (152,323)                1.31
      Canceled..................................       (7,236)          0.79-32.83
                                                  ------------      --------------
Outstanding at December 31, 1994................    1,008,718            0.79-1.64
      Granted...................................      214,776            1.31-3.28
      Exercised.................................     (229,627)           1.31-1.64
      Canceled..................................       (2,057)                3.28
                                                  ------------      --------------
Outstanding at December 31, 1995................      991,810            0.79-3.28
      Granted (unaudited).......................    2,372,677            3.94-5.91
      Exercised (unaudited).....................     (380,808)           1.64-2.63
      Canceled (unaudited)......................      (16,869)           1.31-2.63
                                                  ------------      --------------
Outstanding at March 31, 1996 (unaudited).......    2,966,810       $    0.79-5.91
                                                  ============      ==============

9.   EMPLOYEE SAVINGS PLAN

     The Company has an employee savings plan that covers all employees who have met minimum age and service requirements. Under the plan, eligible employees may contribute up to 15% of their compensation into the plan. The Company, at the discretion of the Board of Directors, may contribute elective amounts to the plan, allocated in proportion to employee contributions to the plan, employee's salary, or both. No elective contributions have been made for the years ended December 31, 1993, 1994, and 1995.

10.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     During 1994, the Company entered into capital lease obligations for equipment of $111,571.

     Cash paid for interest during the years ended December 31, 1993, 1994, and 1995 was $7,119, $67,785, and $62,515, respectively.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)


11.  SALES

     The Company had a foreign customer, a distributor of the Company's products, who accounted for approximately 0%, 5%, and 18% of sales for the years ended December 31, 1993, 1994, and 1995, respectively.

     Foreign sales were $148,506, $161,609, and $620,656 for the years ended December 31, 1993, 1994, and 1995, respectively. These sales were primarily to the European and Asian regions.

12.  SUBSEQUENT EVENTS

     On January 25, 1996, the Company sold 761,615 shares of Series C Junior convertible preferred stock to Becton Dickinson and Company ("Becton Dickinson") for $3,000,000. In addition, the Company granted Becton Dickinson an option to purchase 380,808 shares of Series D Junior preferred stock with an exercise price of $4.60. These options expire on the tenth anniversary of the agreement or on the first anniversary of an IPO of the Company's stock if the per share price is less than $7.88 but more than $6.57, or on the IPO date if the per share price is greater than or equal to $7.88. Warrants for 1,904,037 shares of Series E Junior convertible preferred stock were also granted at an exercise price of $5.91 for initial consideration of $125,000. These warrants expire on the tenth anniversary of the agreement or on the seventh anniversary following an IPO if the per share price is greater than or equal to $7.88.

     In connection with the above transaction the Company entered into a licensing agreement with Becton Dickinson, which provides Becton Dickinson exclusive worldwide rights to certain Medi-Ject technology. In exchange for granting this exclusive right, the Company will receive $100,000 per month for 24 months beginning January 1996 to develop the technology.

     On January 25, 1996, the Company converted an unsecured note payable totaling $312,500 (of which $125,000 is outstanding at year end) into 190,404 shares of Series B convertible preferred stock. In addition, the holder of the debt purchased an additional 190,404 shares of Series B convertible preferred stock for proceeds of $500,000 in connection with a stock option exercise.

     On January 31, 1996, the Company converted its Series A convertible preferred stock into common stock. Automatic conversion into common stock of the Series A was precipitated by the Company's net worth exceeding $1.0 million.

     On February 29, 1996 an unsecured note payable to a shareholder totaling $100,000, which is outstanding at year end, was converted to 30,465 shares of common stock.

                             MEDI-JECT CORPORATION

                         Notes to Financial Statements

                               December 31, 1995
                     (Unaudited as to March 31, 1996 data)



13.  ITEMS SUBSEQUENT TO DATE OF AUDITORS' REPORT

     (a)  Reverse Stock Split
          -------------------

          In connection with the Company's IPO, the Board of Directors approved a 1-for-1.313 reverse stock split of its common stock, effective July 10, 1996. The effect of the stock split has been retroactively reflected in the accompanying financial statements and notes thereto.

     (b)  Initial Public Offering (unaudited)
          -----------------------------------

          The Company is in the process of preparing for an IPO of up to 2,530,000 shares of its common stock. Simultaneously with the effective or closing date of this offering, all outstanding shares of preferred stock (consisting of 2,471,484 shares Series B, and 761,615 shares Series C) will be automatically converted into an aggregate of 3,371,848 shares of common stock. Included in the Series B conversion are 138,749 additional shares related to an antidilution adjustment. (See Note 8.)

          The conversion of the Company's preferred stock to common stock has been reflected in the pro forma shareholders' equity column of the balance sheet at March 31, 1996.

                        MEDI-JECTOR(R) SYSTEM OPERATION

STEP 1:  ARM                                                STEP 2:  ATTACH DRUG VIAL
TURN THE WINDING GRIP IN                                    ATTACH THE DRUG VIAL
THE DIRECTION OF THE ARROW TO                               AND ADAPTOR TO THE
A COMPLETE STOP.                                            MEDI-JECTOR SYSTEM FRONT-END CHAMBER.


[DRAWING OF MEDI-JECTOR  SYSTEM HELD                        [DRAWING OF MEDI-JECTOR SYSTEM, VIAL
IN HANDS WITH ARROW SHOWING DIRECTION                       ADAPTER AND VIAL.]
OF WINDING.]


STEP 3:  FILL                                               STEP 4: REMOVE VIAL AND ADAPTOR

TURN THE WINDING GRIP IN                                    REMOVE VIAL AND ADAPTOR
THE OPPOSITE DIRECTION OF                                   BY TWISTING ADAPTOR.
THE ARROW UNTIL THE PROPER DOSAGE
APPEARS IN THE DOSAGE WINDOW.


[DRAWING OF MEDI-JECTOR SYSTEM HELD                         [DRAWING OF MEDI-JECTOR  SYSTEM HELD
IN HANDS WITH ARROW SHOWING                                 IN HANDS WITH ARROW SHOWING DIRECTION
DIRECTION OF WINDING.]                                      OF WINDING.]


STEP 5:  ADJUST INJECTION PRESSURE                          STEP 6:  INJECT DRUG

TURN THE WINDING GRIP                                       HOLD THE MEDI-JECTOR SYSTEM
IN THE DIRECTION OF THE ARROW UNTIL                         POINTING STRAIGHT INTO THE
THE DESIRED COMFORT LEVEL IS                                SELECTED INJECTION SITE AND
REACHED.                                                    PUSH THE INJECT BUTTON.


[DRAWING OF MEDI-JECTOR  SYSTEM HELD                        [DRAWING OF MEDI-JECTOR SYSTEM HELD
IN HANDS WITH ARROW SHOWING DIRECTION                       AGAINST THIGH OF INDIVIDUAL RECEIVING
OF WINDING.]                                                INJECTION.]

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANY ONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     UNTIL                        , 1996 ALL DEALERS EFFECTING TRANSACTIONS IN
THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                          ______________

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary ...................................................       3
Risk Factors .........................................................       6
Use of Proceeds ......................................................      14
Dividend Policy ......................................................      14
Capitalization .......................................................      15
Dilution .............................................................      16
Selected Financial Data ..............................................      17
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations .....................................................      18
Business .............................................................      22
Management ...........................................................      36
Principal Shareholders ...............................................      41
Certain Transactions .................................................      43
Description of Capital Stock .........................................      45
Shares Eligible for Future Sale ......................................      47
Underwriting .........................................................      49
Legal Matters ........................................................      50
Experts ..............................................................      50
Additional Information ...............................................      51
Index to Financial Statements ........................................      F-1



                               [MEDI-JECT LOGO]





                               2,200,000 SHARES


                                 COMMON STOCK



                               _________________

                                  PROSPECTUS

                               _________________





                            RODMAN & RENSHAW, INC.

                           R. J. STEICHEN & COMPANY



                                     , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following fees and expenses will be paid by the Company in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC, NASD and Nasdaq fees, are estimated.

             SEC registration fee....................     $    8,725
             NASD filing fee.........................          3,030
             Nasdaq Stock Market listing fee.........         35,639
             Legal fees and expenses.................        125,000
             Accounting fees and expenses............         45,000
             Blue Sky fees and expenses..............         15,000
             Transfer Agent's and Registrar's fees...          5,000
             Printing and engraving expenses.........         70,000
             Miscellaneous...........................         17,606
                                                          ----------
                   Total.............................     $  325,000
                                                          ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

    Provisions regarding indemnification of officers and directors of the Company to the extent permitted by Section 302A.521 of the Minnesota Statutes are contained in the Company's Second Amended and Restated Bylaws as they will be amended immediately upon closing of the offering (Exhibit 3.4 hereto), which are incorporated herein by reference.

    Under Section 7 of the Underwriting Agreement to be filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The information set forth below (i) gives effect to a 1-for-3.313 reverse split of the Company's capital stock to be effected on July 10, 1996, and (ii) does not give effect to the automatic conversion of all shares of Convertible Preferred Stock into shares of Common Stock prior to or upon the closing of the offering.

    Since June 1, 1993, the Company has issued and sold the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

    In June 1993, the Company issued warrants to purchase an aggregate of 53,315 shares of Common Stock at a price of $1.31 per share to three accredited investors including two existing securityholders, which warrants were issued in connection with the issuance of 9% Demand Promissory Notes in the aggregate original principal amount of $80,000.

    In September 1993, the Company sold 380,808 shares of Series B Convertible Preferred Stock to Ethical Holdings plc, an accredited investor, at a per share price of $1.31. In connection with this sale, the Company also issued to Ethical Holdings plc an option to purchase 761,615 shares of Series B Convertible Preferred Stock at a price of $1.31 per share (subject to adjustment to $2.62 per share upon the occurrence of certain events).

    In November 1993, the Company issued 381 shares of Common Stock to Lois Jovanovic Peterson, M.D., a former consultant to the Company, in consideration of a release and waiver of the Company under a consulting agreement.

    In November 1993, the Company sold to Grayson & Associates a warrant to purchase 19,041 shares of Common Stock at a price of $1.31 per share, which warrant was sold in consideration of services rendered in connection with the private placement of shares of Series B Convertible Preferred Stock.

    In November 1993, the Company sold 30,465 shares of Series A Convertible Preferred Stock to Cherry Tree Ventures II, L.P., an accredited investor, in consideration of conversion of 9% Demand Promissory Notes in the aggregate principal amount of $40,000.

    In November 1993, the Company sold to Physical Sciences, Inc. a warrant to purchase 33,000 shares of Common Stock at a price of $0.79 per share, which warrant was issued in consideration of engineering services rendered.

    In November and December 1993, the Company sold an aggregate of 380,808 shares of Series B Convertible Preferred Stock to six accredited investors at a price of $1.31 per share, including 38,081 shares sold in consideration of conversion of a 9% Demand Promissory Note in the principal amount of $50,000.

    In February 1994, the Company sold an aggregate of 399,848 shares of Non-Voting Series B Convertible Preferred Stock to Enskilda Kapitalforvaltning, an accredited investor and existing shareholder, for $1.31 per share.

    In February 1994, the Company sold to Nordberg Capital, Inc. a warrant to purchase 22,849 shares of Common Stock at a price of $1.31 per share, which warrant was sold in consideration of services rendered in connection with the private placement of shares of Series B Convertible Preferred Stock.

    In February 1994, the Company sold to Martha Russell a warrant to purchase 1,905 shares of Common Stock at a price of $1.31 per share, which warrant was sold in consideration of grant-writing services rendered.

    In June 1994, the Company sold 15,233 shares of Non-Voting Series B Convertible Preferred Stock to Joseph Card, an accredited investor, for $1.64 per share.

    In August 1994, the Company sold to Physical Sciences, Inc. a warrant to purchase 20,314 shares of Common Stock at a price of $1.64 per share, which warrant was issued in consideration of engineering services rendered.

    In August 1994, the Company sold a warrant to purchase 7,617 shares of Common Stock at a price of $3.28 per share to Fred L. Shapiro, M.D., a director of the Company, which warrant was issued in connection with a $100,000 loan from Dr. Shapiro to the Company.

    In September 1994, the Company sold 152,323 shares of Series B Convertible Preferred Stock to Ethical Holdings plc, an accredited investor and existing shareholder, at a price of $1.31 per share upon a partial exercise of the stock option described above.

    In November 1994, the Company sold 2,806 shares of Common Stock to Calvert Social Ventures Partners, L.P., an accredited investor, at a price of $0.081 per share upon the exercise of certain preemptive rights triggered by the issuance during 1994 of stock grants as compensation to employees of the Company. In connection with this sale, the Company also issued warrants to purchase (a) 1,842 shares of Common Stock at a price of $1.31 per share, which warrant was issued in consideration of $24.18, (b) 567 shares of Common stock at a price of $3.28 per share, which warrant was issued in consideration of $7.44, and (c) 1,512 shares of Common Stock at a price of $1.64 per share, which warrant was issued in consideration of $19.84.

    From December 1994 through March 1995, the Company sold an aggregate of 304,665 shares of Series B Convertible Preferred Stock (Class II) to 23 accredited investors, including certain existing shareholders and a director, at a price of $3.28 per share. In connection with this offering, the Company issued warrants to purchase an aggregate of 3,048 shares of Common Stock at a price of $3.28 per share to Delphi Financial Corp. in consideration of its services as placement agent. (On March 24, 1995, such warrants were transferred to Robert Fullerton and Michael Trautner, principals of Delphi Financial Corp.)

    In January 1995, the Company sold 762 shares of Common Stock to John L. Brooks, an employee, at a price of $1.31 per share upon exercise of an incentive stock option.

    In February 1995, the Company sold 381 shares of Common Stock to Deborah A. Close, an employee, at a price of $1.31 per share upon exercise of an incentive stock option.

    In February 1995, the Company sold 76,161 shares of Series B Convertible Preferred Stock to Ethical Holdings plc, an accredited investor and existing shareholder, at a price of $1.31 per share upon a partial exercise of the stock option described above.

    In February 1995, the Company sold to Nordberg Capital, Inc. a warrant to purchase 4,570 shares of Common Stock at a price of $3.28 per share, which warrant was sold in consideration of $60 and services rendered in connection with the private placement of shares of Series B Convertible Preferred Stock (Class II).

    In April 1995, the Company sold to Perry Silverman a warrant to purchase 229 shares of Common Stock at a price of $3.28 per share, which warrant was sold in consideration of $3.00 and services rendered in connection with the private placement of shares of Series B Convertible Preferred Stock (Class II).

    From May 1995 through August 1995, the Company sold an aggregate of 152,335 shares of Series B Convertible Preferred Stock (Class III) to 16 accredited investors, including existing shareholders, at a price of $3.28 per share.

    In September 1995, the Company sold an aggregate of 76,170 shares of Series B Convertible Preferred Stock (Class IV) to 11 accredited investors, at a price of $3.28 per share.

    In September 1995, the Company sold 152,323 shares of Series B Convertible Preferred Stock to Ethical Holdings plc, an accredited investor and existing shareholder, at a price of $1.64 per share upon a partial exercise of the stock option described above.

    In January 1996, the Company sold 761,615 shares of Series C Junior Convertible Preferred Stock to Becton Dickinson and Company, an accredited investor, at a price of $3.94 per share. In connection with this sale, the Company granted Becton Dickinson and Company an option to purchase 380,808 shares of Series D Junior Convertible Preferred Stock at a price of $4.60 per share and the Company sold Becton Dickinson and Company a warrant to purchase 1,904,037 shares of Series E Junior Convertible Preferred Stock at a price of $5.91 per share for a warrant purchase price of $125,000.

    In February 1996, the Company sold 30,465 shares of Common Stock to Fred L. Shapiro, M.D., a director of the Company, in consideration of conversion of a loan in the principal amount of $100,000.

    In February 1996, the Company sold 380,808 shares of Series B Convertible Preferred Stock to Ethical Holdings plc, an accredited investor and existing shareholder, 190,404 of which shares had a per share price of $1.64 and were issued in consideration of conversion of all principal amounts advanced under a $312,500 loan from Ethical to the Company and 190,404 of which shares were sold at a price of $2.62 per share; all such shares represented the final partial exercise of the stock option described above.

    In May 1996, the Company sold to William Anderson, an employee, 381 shares of Common Stock at a price of $1.31 per share and 191 shares of Common Stock at a price of $3.28 per share upon exercise of incentive stock options.

    The shares sold to employees upon the exercise of stock options were issued pursuant to Rule 701 under the Securities Act. The other sales of capital stock and of warrants and options to purchase capital stock have been made by the Company in reliance upon Section 4(2) of the Securities Act and Rule 506 thereunder. The Company has relied upon such exemption because it believed that each of the purchasers had such knowledge and experience in financial and business matters that it, he or she, as the case may be, was capable of evaluating the merits and risks of the prospective investment. With respect to all of such sales, the Company imprinted a legend on the certificates representing such securities restricting their transfer.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)   Exhibits

         Number    Description
         ------    -----------
           *1.1    Underwriting Agreement.

           *1.2    Form of Representative's Warrant

            3.1    Amended and Restated Articles of Incorporation of the
                   Company.

            3.2    Amended Bylaws of the Company.

           *3.3    Second Amended and Restated Articles of Incorporation of the
                   Company (as proposed to be effective upon completion of the offering).

           *3.4 Second Amended and Restated Bylaws of the Company (as proposed to be effective upon completion of the offering).

           *4.1    Form of Certificate for Common Stock  .

            4.2    Stock Warrant, dated January 25, 1996, issued to Becton
                   Dickinson and Company.

            4.3    Stock Option, dated January 25, 1996, issued to Becton
                   Dickinson and Company.

            4.4    Warrant, dated March 24, 1995, issued to Robert Fullerton.

            4.5    Warrant, dated March 24, 1995, issued to Michael Trautner.

            4.6    Preferred Stock, Option and Warrant Purchase Agreement, dated
                   January 25, 1996, between the Company and Becton Dickinson and Company (filed herewith as Exhibit 10.7).

           *5.1    Opinion of Dorsey & Whitney LLP.

           10.1 Office/Warehouse/Showroom Lease, dated January 2, 1995, including amendments thereto.

           10.2    Promissory Note, dated August 29, 1994, issued to Fred
                   Shapiro.

           10.3 Security Agreement, dated September 30, 1994, by and between the Company and Kelsey Lake Limited Partnership and Kerry
                   Lake Company, a Limited Partnership.

           10.4    Promissory Note, dated September 30, 1994, issued to Kelsey
                   Lake Limited Partnership.

           10.5    Promissory Note, dated September 30, 1994, issued to Kerry
                   Lake Company, a Limited Partnership.

           10.6 Loan Agreement, dated as of December 22, 1995, by and between Ethical Holdings, plc and the Company, including the related
                   Promissory Note, dated December 22, 1995, issued to Ethical
                   Holdings, plc.

           10.7    Preferred Stock, Option and Warrant Purchase Agreement, dated
                   January 25, 1996, between the Company and Becton Dickinson and Company.

           10.8 Employment Agreement, dated as of January 3, 1995, between the Company and Franklin Pass, M.D.

           10.9 Employment Agreement, dated as of January 3, 1995, between the Company and Mark Derus.

           10.10 Employment Agreement, dated as of January 3, 1995, between the Company and Todd Leonard.

           10.11 Employment Agreement, dated as of January 3, 1995, between the Company and Peter Sadowski.

           10.12   1993 Stock Option Plan.

           10.13   Form of incentive stock option agreement for use with 1993
                   Stock Option Plan.

           10.14   Form of nonqualified stock option agreement for use with 1993
                   Stock Option Plan.

          *10.15   1996 Stock Option Plan, with form of stock option agreement.

           10.16   Preferred Stock Purchase Agreement between Enskilda
                   Kapitalforvaltning and the Company, dated February 1, 1994, relating to the Company's Non-Voting Series B Convertible
                   Preferred Stock.

           10.17   Preferred Stock Purchase Agreement between Enskilda
                   Kapitalforvaltning and the Company, dated December 28, 1993, relating to the Company's Series B Convertible Preferred
                   Stock.

           10.18   Preferred Stock Purchase Agreement between Calvert Social
                   Venture Partners, L.P. and the Company, dated November 29,
                   1993, relating to the Company's Series B Convertible
                   Preferred Stock.

           10.19   Form of Preferred Stock Purchase Agreement relating to the
                   Company's Series B Convertible Preferred Stock.

         *+10.20 Development and License Agreement between Becton Dickinson and Company and the Company, effective January 1, 1996.

           16.1    Letter Regarding Change in Certifying Accountant.

           23.1    Consent of KPMG Peat Marwick LLP.

          *23.2    Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

           24.1    Powers of Attorney (included on signature page).

           27.1    Financial Data Schedule.

        ___________________
        * To be filed by amendment.
        + Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of Exhibit 10.20 have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on June 21, 1996.


                                  MEDI-JECT CORPORATION


                                  By:  /s/ Franklin Pass, M.D.
                                     -------------------------------------------
                                     Franklin Pass, M.D.
                                     President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Franklin Pass, M.D. and Mark Derus, or either of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any additional Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all amendments (including post-effective amendments) to this Registration Statement (or Registration Statements, if an additional Registration Statement is filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 21, 1996.


            SIGNATURE                          TITLE
            ---------                          -----


     /s/ Franklin Pass, M.D.            President, Chief Executive Officer and
- ----------------------------
       Franklin Pass, M.D.              Director
                                        (principal executive officer)

         /s/ Mark Derus                 Vice President of Finance, Chief
- ----------------------------
           Mark Derus                     Financial Officer (principal
                                          financial and accounting officer)

       /s/ Louis Cosentino              Director
- ----------------------------
         Louis Cosentino

      /s/ Kenneth Evenstad              Director
- ----------------------------
        Kenneth Evenstad

       /s/ Geoffrey Guy                 Director
- ----------------------------
         Geoffrey Guy

      /s/ Norman Jacobs                 Director
- ----------------------------
        Norman Jacobs

    /s/ Fred Shapiro, M.D.              Director
- ----------------------------
      Fred Shapiro, M.D.

      /s/ Peter Sjostrand               Director
- ----------------------------
        Peter Sjostrand